 As filed with the Securities and Exchange Commission on February 28, 1997


                                                      Registration No. 33- 33085
                                                                       811-06032
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C    20549

--------------------------------------------------------------------------------
                                   FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Pre-Effective Amendment No.___

                      Post-Effective Amendment No. 12                          X
                                                  ----                         -


                                      and

                       REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940


                              Amendment No.  19                               X
                                            ----                              -


                       PFL ENDEAVOR VA SEPARATE ACCOUNT
                     -------------------------------------
                          (Exact Name of Registrant)

                     PFL ENDEAVOR VARIABLE ANNUITY ACCOUNT
                   -----------------------------------------
                          (Former Name of Registrant)

                          PFL LIFE INSURANCE COMPANY
                          --------------------------
                              (Name of Depositor)

              4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499
              --------------------------------------------------
             (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code

                                (319) 297-8121

                           Frank A. Camp, Esquire
                          PFL Life Insurance Company
                           4333 Edgewood Road, N.E.
                           Cedar Rapids, Iowa 52499
                    (Name and Address of Agent for Service)

                                   Copy to:

                         Frederick R. Bellamy, Esquire
                         Sutherland, Asbill & Brennan L.L.P.
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C.  20004-2404

                      DECLARATION PURSUANT TO RULE 24f-2

     Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that a notice pursuant to Rule 24f-2 for the year ended December 31, 1996 was filed on February 18, 1997.


                                --------------



     It is proposed that this filing will become effective:


     ------- immediately upon filing pursuant to paragraph (b) of Rule 485

        X       on May 1, 1997 pursuant to paragraph (b) of Rule 485
     -------
                60 days after filing pursuant to paragraph (a) (i) of
     -------    Rule 485

     -------    on __________ pursuant to paragraph (a)(i) of Rule 485

     -------    75 days after filing pursuant to paragraph (a)(ii)

     -------    on __________ pursuant to paragraph (a)(ii) of Rule 485

If appropriate, check the following box:

         this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                             CROSS REFERENCE SHEET
                             Pursuant to Rule 495


                  Showing Location in Part A (Prospectus) and
                 Part B (Statement of Additional Information)
         of Registration Statement of Information Required by Form N-4
         -------------------------------------------------------------

                                 PART A
                                 ------

Item of Form N-4                              Prospectus Caption
----------------                              ------------------
 1.  Cover Page....................    Cover Page

 2.  Definitions...................    Definitions

 3.  Synopsis......................    Summary; Historical Performance
                                       Data

 4.  Condensed Financial Information   Financial Statements

 5.  General
     (a) Depositor.................    PFL Life Insurance Company
     (b) Registrant................    The Mutual Fund Account
     (c) Portfolio Company.........    Underlying Funds
     (d) Fund Prospectus...........    Underlying Funds
     (e) Voting Rights.............    Voting Rights

 6.  Deductions and Expenses
     (a) General...................    Charges and Deductions
     (b) Sales Load %..............    Surrender Charge
     (c) Special Purchase Plan.....    N/A
     (d) Commissions...............    Distributor of the Policies
     (e) Expenses - Registrant.....    N/A
     (f) Fund Expenses.............    Expenses Including Investment
                                       Advisory Fees
     (g) Organizational Expenses...    N/A

 7.  Policies
     (a) Persons with Rights.......    The Policy; Election of Annuity
                                       Option; Determination of Annuity
                                       Payments; Annuity Commencement
                                       Date; Ownership of the Policy
                                       Voting Rights
     (b) (i)   Allocation of Premium
               Payments............    Allocation of Premiums
         (ii)  Transfers...........    Transfers
         (iii) Exchanges...........    N/A
     (c) Changes...................    Addition, Deletion or
                                       Substitution of Investments;
                                       Election of Annuity Option;
                                       Annuity Commencement Date;
                                       Beneficiary; Ownership of the
                                       Policy

     (d) Inquiries.................    Summary

 8.  Annuity Period................    Annuity Options

 9.  Death Benefit.................    Death of Annuitant Prior to
                                       Annuity Commencement Date

10. Purchase and Policy Values
    (a)  Purchases.................    Policy Application and Issuance
                                       of Policies; Premiums
    (b)  Valuation.................    Policy Value; The Mutual Fund
                                       Account Value
    (c)  Daily Calculation.........    The Mutual Fund Account Value
    (d)  Underwriter...............    Distributor of the Policies

11. Redemptions
    (a)  By Owners.................    Surrenders
         By Annuitant..............    N/A
    (b)  Texas ORP.................    Restrictions Under the Texas
                                       Optional Retirement Program
    (c)  Check Delay...............    Payment not Honored by Bank
    (d)  Lapse.....................    N/A
    (e)  Free Look.................    Summary

12. Taxes..........................    Certain Federal Income Tax
                                       Consequences

13. Legal Proceedings..............    Legal Proceedings

14. Table of Contents for the
    Statement of                       Statement of Additional
    Additional Information             Information

                                PART B
                                ------

Item of Form N-4                              Statement of Additional
----------------                                Information Caption
                                                -------------------
15. Cover Page.....................    Cover Page

16  Table of Contents..............    Table of Contents

17. General Information
    and History....................    (Prospectus) PFL Life Insurance
                                       Company

18. Services.......................
    (a)  Fees and Expenses
         of Registrant.............    N/A
    (b)  Management Policies.......    N/A
    (c)  Custodian.................    Custody of Assets
         Independent
         Auditors..................    Independent Auditors
    (d)  Assets of Registrant......    Custody of Assets

    (e)  Affiliated Person.........    N/A
    (f)  Principal Underwriter.....    Distribution of the Policies

19. Purchase of Securities
    Being Offered..................    Distribution of the Policies
    Offering Sales Load............    N/A

20. Underwriters...................    Distribution of the Policies;
                                       (Prospectus) Distributor of the
                                       Policies

21. Calculation of Performance
    Data...........................    Calculation of Yields and Total
                                       Returns; Other Performance Data

22. Annuity Payments...............    (Prospectus) Election of Annuity Option;
                                       (Prospectus) Determination of Annuity
                                       Payments

23. Financial Statements...........    Financial Statements

                        PART C -- OTHER INFORMATION
                        ---------------------------

Item of Form N-4                                Part C Caption
----------------                                --------------
24.  Financial Statements
     and Exhibits..................    Financial Statements and Exhibits
     (a)  Financial Statements.....    Financial Statements
     (b)  Exhibits.................    Exhibits

25.  Directors and Officers of         Directors and Officers of the
     the Depositor                     Depositor

26.  Persons Controlled By or Under    Persons Controlled By or Under
     Common Control with the           Common Control with the
     Depositor or Registrant.......    Depositor or Registrant

27.  Number of Policyowners........    Number of Policyowners

28.  Indemnification...............    Indemnification

29.  Principal Underwriters........    Principal Underwriters

30.  Location of Accounts..........
     and Records...................    Location of Accounts and Records

31.  Management Services...........    Management Services

32.  Undertakings..................    Undertakings

     Signature Page................    Signatures

______________________________

Prospectus                                                         May 1, 1997

                         THE ENDEAVOR VARIABLE ANNUITY

                                Issued Through

                     PFL ENDEAVOR VARIABLE ANNUITY ACCOUNT

                                      by

                          PFL LIFE INSURANCE COMPANY

      The Endeavor Variable Annuity Policy is a Flexible Premium Variable Annuity that is offered by PFL Life Insurance Company ("PFL"). You can use the Policy to accumulate funds for retirement or other long-term financial planning purposes. You are generally not taxed on any earnings on amounts you invest until you withdraw them or begin to receive annuity payments. The Policy is a "variable" annuity because the value of your investments can go up or down based on the performance of mutual fund portfolios that you select. It is a flexible premium policy because after you purchase it you can generally make additional investments of any amount of $50 or more, until the Annuity Commencement Date when PFL begins making annuity payments to you.






      You have twelve investment options to choose from. They include these eleven mutual fund portfolios:

     WRL Growth Portfolio, managed by Janus Capital Corporation
     TCW Managed Asset Allocation Portfolio         Dreyfus Small Cap Portfolio
     TCW Money Market Portfolio                     Dreyfus U.S. Government
                                                    Securities Portfolio
     T. Rowe Price International Stock Portfolio    Value Equity Portfolio
     T. Rowe Price Equity Income Portfolio          Opportunity Value Portfolio
     T. Rowe Price Growth Stock Portfolio           Enhanced Index Portfolio

  You as the Owner of the Policy, bear the entire investment risk for all amounts that you allocate to any of the mutual funds. This means that you could lose the amount that you invest. But if the mutual fund shares increase in value, then the value of your Policy will also increase.

  The twelfth investment option is the Fixed Account. If you invest in the Fixed Account, then PFL guarantees to return your investment with interest at rates that PFL will declare from time to time.

  Of course, you can choose any combination of these investment options. You can also transfer amounts among these options (subject to some restrictions) until the Annuity Commencement Date.

  Like all securities, these securities have not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

       You should only purchase a Policy as a long-term investment. However, you do have access to all or some of the current cash value of your investments at any time before the Annuity Commencement Date. But, if you do withdraw cash from your Policy, there may be a surrender charge. You may also have to pay income taxes on some or all of the amount you withdraw, and if you are under the age 59 1/2 there may also be a tax penalty. Finally, there may be an interest penalty if you make a premature withdrawal from the Fixed Account (this is called an "Excess Interest Adjustment," and it could also result in your earning extra interest). PFL has the right to postpone withdrawals from the Fixed Account.

      Prospectuses for the mutual fund portfolios are attached to the back of this prospectus. This prospectus and the mutual fund prospectuses give you vital information about the Policies and the mutual funds. Please read them carefully before you invest. Keep them for future reference.


      Please note that the Policies and the mutual funds:

          . are not bank deposits

          . are not federally insured

          . are not endorsed by any bank or government agency

          . are not guaranteed to achieve their goal.


            This Prospectus sets forth the information that a prospective purchaser should consider before purchasing a Policy. A Statement of Additional Information about the Policy and the Mutual Fund Account which has the same date as this Prospectus has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Statement of Additional Information is available at no cost to any person requesting a copy by writing PFL at the Administrative and Service Office or by calling 1-800-525-6205. The table of contents of the Statement of Additional Information is included at the end of this Prospectus.

      This Prospectus and the Statement of Additional Information generally describe only the Policies and the Mutual Fund Account, except when the Fixed Account is specifically mentioned.


                      Administrative and Service Office:
            Financial Markets Division--Variable Annuity Department
                          PFL Life Insurance Company
                           4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001


                               TABLE OF CONTENTS

                                                                                   Page
DEFINITIONS...................................................................       5
SUMMARY.......................................................................       8
CONDENSED FINANCIAL INFORMATION...............................................      16
FINANCIAL STATEMENTS..........................................................      18
HISTORICAL PERFORMANCE DATA...................................................      18
      Standardized Performance Data...........................................      18
      TCW Money Market Subaccount                                                   18
      Other Subaccounts.......................................................      19
      Opportunity Value Subaccount--Hypothetical Data ........................      20
      Enhanced Index Subaccount--Hypothetical Data ...........................      20
      Non-Standardized Performance Data.......................................      21
PUBLISHED RATINGS.............................................................      22
PFL LIFE INSURANCE COMPANY....................................................      22
THE ENDEAVOR ACCOUNTS.........................................................      23
      The Mutual Fund Account.................................................      23
      The Fixed Account.......................................................      26
            Guaranteed Periods................................................      26
            Dollar Cost Averaging Fixed Account Option........................      27
      Transfers...............................................................      27
      Reinstatements..........................................................      28
      Telephone Transactions..................................................      28
      Dollar Cost Averaging...................................................      29
      Asset Rebalancing.......................................................      29
THE POLICY....................................................................      30
      Policy Application and Issuance of Policies--
           Premium Payments...................................................      30
            Initial Premium Payment...........................................      30
            Subsequent Additional Premium Payments............................      30
            Maximum Total Premium Payments....................................      30
            Allocation of Premium Payments....................................      30
            Payment Not Honored by Bank.......................................      31
      Policy Value............................................................      31
            The Mutual Fund Account Value.....................................      31
      Amendments..............................................................      31
      Non-participating Policy................................................      32
DISTRIBUTIONS UNDER THE POLICY................................................      32
      Surrenders..............................................................      32
      Nursing Care and Terminal Condition Withdrawal Option ..................      33
      Excess Interest Adjustments (EIA).......................................      33
      Systematic Payout Option................................................      33
      Annuity Payments........................................................      34
            Annuity Commencement Date.........................................      34
            Election of Payment Option........................................      34
            Premium Tax.......................................................      35
            Supplementary Policy..............................................      35
      Annuity Payment Options.................................................      35
      Death Benefit...........................................................      38


                                                                                  Page

            Death of Annuitant Prior to Annuity Commencement
              Date............................................................      38
            Death On or After Annuity Commencement Date.......................      39
            Beneficiary.......................................................      39
      Death of Owner..........................................................      40
      Restrictions Under the Texas Optional Retirement Program................      40
      Restrictions Under Section 403(b) Plans.................................      40
      Restrictions Under Qualified Policies ..................................      40
CHARGES AND DEDUCTIONS........................................................      40
      Surrender Charge........................................................      40
      Mortality and Expense Risk Fee..........................................      41
      Administrative Charges..................................................      42
      Distribution Financing Charge...........................................      42
      Premium Taxes...........................................................      42
      Federal, State and Local Taxes..........................................      43
      Transfer Charge.........................................................      43
      Other Expenses Including Investment Advisory Fees.......................      43
      Employee and Agent Purchases............................................      43
CERTAIN FEDERAL INCOME TAX CONSEQUENCES.......................................      43
      Tax Status of the Policy................................................      44
      Taxation of Annuities...................................................      44
DISTRIBUTOR OF THE POLICIES...................................................      48
VOTING RIGHTS.................................................................      48
LEGAL PROCEEDINGS.............................................................      49
STATEMENT OF ADDITIONAL INFORMATION...........................................      49
      Appendix A..............................................................     A-1
      Appendix B..............................................................     B-1

                                  DEFINITIONS


      Accumulation Unit--An accounting unit of measure used in calculating the Policy Value in the Mutual Fund Account before the Annuity Commencement
Date.



      Adjusted Policy Value-- An amount equal to the Policy Value increased or decreased by any Excess Interest Adjustment.


      Administrative and Service Office--Financial Markets Division--Variable Annuity Department, PFL Life Insurance Company, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.


      Annuitant--The person entitled to receive Annuity Payments after the Annuity Commencement Date and during whose life any Annuity Payments involving life contingencies will continue.

      Annuity Commencement Date--The date upon which Annuity Payments are to commence. This date may not be later than the last day of the policy month starting after the Annuitant attains age 85, except as expressly allowed by PFL, but in no event later than the last day of the month following the month in which the Annuitant attains age 95.


      Annuity Payment Option or Payment Option--A method of receiving a stream of Annuity Payments selected by the Owner.




      Annuity Unit--An accounting unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity Payment after the Annuity Commencement Date.


      Beneficiary--The person who has the right to the death benefit set forth in the Policy.


      Business Day--Any day when the New York Stock Exchange is open for business.


      Cash Value--The Policy Value increased or decreased by any Excess Interest Adjustment, less the Surrender Charge, if any.

      Code--The Internal Revenue Code of 1986, as amended.


      Current Interest Rate--The interest rate or rates currently guaranteed to be credited on amounts under a Policy allocated to the Fixed Account. This interest rate will always equal or exceed a minimum of 3%. See

Appendix B for variations in the minimum guaranteed effective annual interest rate applicable to the Fixed Account.

      Due Proof of Death--A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to PFL will constitute Due Proof of Death.


       Distribution Financing Charge--a daily charge for the first seven Policy Years equal to an effective annual rate of 0.15% of the Mutual Fund Account's net assets.


       Excess Interest Adjustment--A positive or negative adjustment to amounts withdrawn upon partial withdrawal or surrenders, to amounts transferred by the Owner from the Fixed Account Guaranteed Period Options, or to amounts applied to Annuity Payment Options. The adjustment reflects changes in the interest rates declared by PFL since the date any payment was received by or an amount was transferred to the Guaranteed Period Option. The Excess Interest Adjustment
(EIA) can either decrease or increase the amount to be received by the Owner upon surrender or commencement of Annuity Payments, depending upon whether there has been an increase or decrease in interest rates, respectively.


      Fixed Account-- A group of Investment Options under the Policy, other than the Mutual Fund Account, that are part of the general assets of PFL that are not in separate accounts.

      Fixed Annuity Payments--Payments made pursuant to an Annuity Payment Option which do not fluctuate in amount.


     Guaranteed Period Options--The various guaranteed interest rate periods which may be offered by PFL under the Fixed Account into which premiums may be paid or amounts transferred.


      Investment Options--Any of the Guaranteed Period Options of the Fixed Account, the Dollar Cost Averaging Fixed Account Option, and any of the Subaccounts of the Mutual Fund Account.


      Mutual Fund Account--The PFL Endeavor Variable Annuity Account, which comprises a portion of the PFL Endeavor VA Separate Account, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940 to which Premium Payments under the Policies may be allocated and which invests in the Growth Portfolio of the WRL Series Fund, Inc. and the portfolios of the Endeavor Series Trust.

      Nonqualified Policy--A Policy other than a Qualified Policy.

      PFL--PFL Life Insurance Company, the issuer of the Policies.

      Policy--One of the variable annuity policies offered by this Prospectus.


      Policy Anniversary--Each anniversary of the Policy Date.


       Policy Date--The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.

      Policy Owner or Owner--The person who may exercise all rights and privileges under the Policy. The Policy Owner during the lifetime of the Annuitant and prior to the Annuity Commencement Date is the person designated as the Policy Owner or a Successor Owner in the application.


      Policy Value--On or before the Annuity Commencement Date, this is an amount equal to (a) the Premium Payments; minus (b) partial withdrawals taken (including any applicable Excess Interest Adjustments and Surrender Charges on such partial withdrawals); plus (c) interest credited in the Fixed Account; plus or minus (d) accumulated gains or losses in the Mutual Fund Account (including applicable fees and charges); minus (e) any applicable service charges, premium or other taxes, and transfer fees, if any.


      Policy Year--Each 12-month period beginning on the Policy Date shown on the Policy Data page and each Policy Anniversary thereafter.

      Premium Payment--An amount paid to PFL by the Policy Owner or on the Policy Owner's behalf as consideration for the benefits provided by the Policy.


       Qualified Policy--A Policy issued in connection with retirement plans that qualify for special Federal income tax treatment under the Code.


     Service Charge--An annual charge on each Policy Anniversary (and a charge at the time of surrender during any Policy Year) for Policy maintenance and related administrative expenses. This annual charge is the lesser of 2% of the Policy Value or $35.

      Subaccount--A subdivision within the Mutual Fund Account, the assets of which are invested in a specified Portfolio of the Underlying Funds.


      Successor Policy Owner--A person appointed by the Policy Owner to succeed to ownership of the Policy in the event of the death of the Policy Owner (if the Policy Owner is not the Annuitant) before the Annuity Commencement Date.


       Surrender Charge--A percentage of each Premium Payment in an amount from 7% to 0% depending upon the length of time from the date of each Premium Payment. The Surrender Charge is assessed on surrenders of, or partial withdrawals from, the Policy. A Surrender Charge may also be referred to as a "Contingent Deferred Sales Charge."

      Underlying Funds--The Growth Portfolio of the WRL Series Fund, Inc., and the portfolios of the Endeavor Series Trust.


      Valuation Period--The period of time from one determination of Accumulation Unit and Annuity Unit values to the next subsequent determination of values. Such determination is made on each Business Day.

      Variable Annuity Payments--Payments made pursuant to an Annuity Payment Option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified Subaccounts within the Mutual Fund Account.

      Written Notice or Written Request--Written notice, signed by the Policy Owner, that gives PFL the information it requires and is received at the Administrative and Service Office. For some transactions, PFL may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements PFL establishes for such notices.

                         THE ENDEAVOR VARIABLE ANNUITY

                                    SUMMARY

       The following summary is intended to provide a brief overview of the Policy. More detailed information can be found in the sections of this Prospectus that follow, all of which should be read in their entirety.

The Policy

      The Endeavor Variable Annuity is a Flexible Premium Variable Annuity which can be purchased as a Nonqualified Policy or as a Qualified Policy. The Owner allocates the Premium Payments among the two Endeavor Accounts of PFL: the PFL Endeavor Variable Annuity Account, (the "Mutual Fund Account") and the Fixed Account.




      Certain features described in this Prospectus may only be available to Policies purchased after the effective date of the Policy form used. (See "Variations in Policy Provisions," p.15 and Appendix B to this Prospectus.)

The Accounts

      The Mutual Fund Account. The Mutual Fund Account is a separate account of PFL, which invests exclusively in shares of the ten portfolios of the Endeavor Series Trust and the Growth Portfolio of the WRL Series Fund, Inc. (collectively, the "Underlying Funds"). The Endeavor Series Trust is a mutual fund managed by Endeavor Investment Advisers, a general partnership between Endeavor Management Co. and AUSA Financial Markets, Inc. (an affiliate of PFL), which contracts with several subadvisers (as described in separate prospectuses that accompany this Prospectus) for investment advisory services. The WRL Growth Portfolio is a portfolio within the WRL Series Fund, Inc. The WRL Series Fund, Inc. is a mutual fund whose investment adviser is WRL Investment Management, Inc., a subsidiary of Western Reserve Life Assurance Co. of Ohio ("Western Reserve"), (an affiliate of PFL). WRL Investment Management, Inc. contracts with Janus Capital Corporation as a sub-adviser to the WRL Growth Portfolio for investment advisory services.

      The Underlying Funds currently have eleven Portfolios: the WRL Growth Portfolio, managed by Janus Capital Corporation; the TCW Managed Asset Allocation Portfolio; the TCW Money Market Portfolio; the T. Rowe Price International Stock Portfolio; the Value Equity Portfolio; the Dreyfus Small Cap Value Portfolio; the Dreyfus U.S. Government Securities Portfolio; the T.

Rowe Price Equity Income Portfolio; the T. Rowe Price Growth Stock Portfolio; the Opportunity Value Portfolio; and the Enhanced Index Portfolio. Each of the eleven Subaccounts of the Mutual Fund Account invests solely in a corresponding Portfolio of the Underlying Funds. Because the Policy Value may depend on the investment experience of the selected Subaccounts, the Owner bears the entire investment risk with respect to Premium Payments allocated to, and amounts transferred to, the Mutual Fund Account. (See "THE ENDEAVOR ACCOUNTS--The Mutual Fund Account," p. 23.)

      The Fixed Account. The Fixed Account generally guarantees return of principal and a minimum effective annual interest rate of 3% on Premium Payments allocated to, and amounts transferred to, the Fixed Account (see Appendix "B" for variations in the minimum guaranteed effective annual interest rate for prior versions of Policies and for Policies offered in certain states). PFL may, in its sole discretion, declare a higher Current Interest Rate. A Current Interest Rate is guaranteed for at least one year. (See "THE ENDEAVOR ACCOUNTS--The Fixed Account," p. 26.)

Premium Payments

      A Nonqualified Policy may be purchased with an initial Premium Payment of at least $5,000, and a Qualified Policy generally may be purchased with an initial Premium Payment of at least $1,000. A Policy purchased and used in connection with a Tax Deferred 403(b) Annuity may be purchased with an initial premium payment in any amount chosen by the purchaser, however, PFL must receive the initial Premium Payment within 90 days following the Policy Date, otherwise the Policy will be canceled. An Owner may make subsequent additional Premium Payments of at least $50 each at any time before the Annuity Commencement Date. The maximum total Premium Payments allowed without prior approval of PFL is $1,000,000. At the time of each Premium Payment no charges or fees are deducted, so the entire Premium Payment is invested immediately, subject to the restrictions below regarding the "Right to Cancel" period. (See "CHARGES AND DEDUCTIONS--Surrender Charge," p. 40 and CHARGES AND DEDUCTIONS--Premium Taxes,"
p. 42.)

     The Owner must allocate the initial Premium Payment among the Investment Options (that is, among the options available under the Fixed Account or the Subaccounts of the Mutual Fund Account or a combination of those options) according to allocation percentages in the Policy application or transmittal form. Any allocation must be in whole percents, and the total allocation must equal 100%. Allocations specified by the Owner for the Initial Premium Payment will be used for Subsequent Additional Premium Payments unless the Owner requests a change in allocation. Allocations of additional Premium Payments may be changed by sending Written Notice to PFL's Administrative and Service Office. (See "THE POLICY--Policy Application and Issuance of Policies--Premium Payments," p. 30.)

Right to Cancel Period

      The Owner may, until the end of the period of time specified in the Policy (the Right to Cancel period), examine the Policy and return it for a refund. The applicable period will depend on the state in which the Policy is issued. In some states the period is ten (10) days after the Policy is delivered to the Owner. Many states allow for a longer period to return the Policy. The amount of the refund will also depend on the state in which the Policy is issued. Ordinarily the amount of the refund will be the Policy Value. However, some states may require a return of the Premium Payments, or the greater of the Premium Payments or the Policy Value. PFL will pay the refund within seven (7) days after it receives written notice of cancellation and the returned Policy. The Policy will then be deemed void.

      If the Policy is issued in California (a) to an Owner who is age 60 or more and (b) with a Premium Payment of $10,000 or more, then the amount returned will be the Policy Value. If the Policy is issued in California (a) to an Owner who is age 59 or less or (b) with a Premium Payment of less than $10,000, then the amount returned will be the Premium Payment and any charges deducted.

Transfers Before the Annuity Commencement Date

      An Owner may transfer Policy Values from one Subaccount to another within the Mutual Fund Account or to the Fixed Account, or from the Guaranteed Period Options of the Fixed Account to the Mutual Fund Account. The minimum amount which may be transferred is $500, or the entire Subaccount (or Guaranteed Period Option) value, whichever is less. However, following a transfer out of a particular Subaccount or Guaranteed Period Option, at least $500 must remain in that Subaccount or Guaranteed Period Option, otherwise PFL reserves the right to either deny the transfer request or include remaining amounts in the transfer. Transfers currently may be made either by telephone (subject to the provisions described below under "Telephone Transactions," p. 28) or by sending Written Notice to the Administrative and Service Office.

      An Owner may choose the Guaranteed Period Option to or from which transfers may be made. Transfers from a Guaranteed Period Option prior to the end of a Guaranteed Period are subject to an Excess Interest Adjustment which may increase or decrease the amount available to transfer. (see "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 34 and "THE ENDEAVOR ACCOUNTS--Transfers," p. 27.)

      Transfers from the Dollar Cost Averaging Fixed Account Option, except through automatic Dollar Cost Averaging transfers, are not allowed. (see "THE ENDEAVOR ACCOUNTS--Dollar Cost Averaging Fixed Account Option," p. 27.)

      Prior versions of the Policy and Policies issued in certain states may have additional restrictions on transfers. See Appendix B and the Policy or endorsement for details.


      A $10 charge may be imposed for each transfer in excess of 12 transfers per Policy Year. Currently PFL does not charge for any transfers. (See "THE ENDEAVOR ACCOUNTS---Transfers," p. 27.)

Surrenders and Partial Withdrawals

      The Owner may elect to surrender the Policy or make a partial withdrawal from the Policy ($500 minimum) in exchange for a cash payment from PFL at any time prior to the earlier of the Annuitant's death or the Annuity Commencement Date. A surrender or partial withdrawal may be subject to deductions for Surrender Charges, Excess Interest Adjustments, and Service Charges. (See "CHARGES AND DEDUCTIONS," p.40.) A surrender or partial withdrawal request must be made by Written Request, and a request for a partial withdrawal must specify the Subaccount(s) or Guaranteed Period Options from which the withdrawal is requested. There is currently no limit on the frequency or timing of partial withdrawals. (See "DISTRIBUTIONS UNDER THE POLICY---Surrenders," p. 32), although for Qualified Policies the retirement plan or applicable law may restrict and/or penalize partial withdrawals. In addition to the applicable charges and deductions under the Policy, surrenders and partial withdrawals may be subject to premium taxes, income taxes and a 10% penalty tax.

Nursing Care and Terminal Condition Withdrawal Option

      If the Owner or Owner's spouse (or Annuitant or Annuitant's spouse if the Owner is not a natural person): (1) has been confined in a hospital or nursing facility for 30 consecutive days or (2) has been diagnosed as having a terminal condition, as defined in the Policy or endorsement, then partial withdrawals or surrenders may be taken with no Surrender Charge and no Excess Interest Adjustment. (This benefit may not be available in all states or for all policy forms. See Appendix B and the Policy or endorsement for details.) (See DISTRIBUTIONS UNDER THE POLICY--Nursing Care and Terminal Condition Withdrawal Option," p. 33.)

Charges and Deductions

      Surrender Charge. In order to permit investment of the entire Premium Payment, PFL does not deduct sales or other charges at the time the Policy is purchased. However, a Surrender Charge of up to 7% of the amount withdrawn is imposed on certain surrenders or partial withdrawals of Premium Payments in order to cover expenses relating to the sale of the Policies. The applicable Surrender Charge is based on the period of time elapsed since payment of the Premium Payment(s) being withdrawn. There is no Surrender Charge imposed seven or more years after a Premium Payment was paid. For purposes of determining the applicable Surrender Charge, Premium Payments are considered to be withdrawn on a "first in--first out" basis. (See "CHARGES AND DEDUCTIONS---Surrender Charge," p. 40.) Note that for income tax purposes, however, gains are deemed to be withdrawn first. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p.43.) After the first Policy Year, up to 10% of the Policy Value may be withdrawn once per Policy Year without an Excess Interest Adjustment and without a Surrender Charge if it is the first withdrawal in that Policy Year.

      Excess Interest Adjustment. Surrenders, partial withdrawals and transfers out of Fixed Account Guaranteed Period Options, which occur prior to the end of the Guarantee Period, are subject to an Excess Interest Adjustment, which could eliminate all credited interest in excess of the minimum guaranteed effective annual interest rate of 3%. The Excess Interest Adjustment, if a positive adjustment, could also result in the crediting of additional interest. (See "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 33.)

     Account Charges. PFL deducts a daily charge equal to a percentage of the net assets in the Mutual Fund Account for the mortality and expense risks assumed by PFL. For Guaranteed Minimum Death Benefit Options "A" (5% Annually Compounding Death Benefit) and "B" (Annual Step-Up Death Benefit), the effective annual rate of this charge is 1.25% of the value of the Mutual Fund Account's net assets. For Guaranteed Minimum Death Benefit Option "C" (Return of Premium Death Benefit), the effective annual rate of this charge is 1.10% of the value of the Mutual Fund Account's net assets. (See "CHARGES AND DEDUCTIONS--Mortality and Expense Risk Fee," p. 41, and "DISTRIBUTIONS UNDER THE POLICY--Death Benefit," p. 38.)

     PFL also deducts a daily Administrative Charge from the net assets of the Mutual Fund Account to partially cover expenses incurred by PFL in connection with the administration of the Mutual Fund Account and the Policies. The effective annual rate of this charge is .15% of the value of the Mutual Fund Account's net assets. (See "CHARGES AND DEDUCTIONS--Administrative Charges," p. 42.)

     PFL guarantees that the account charges for mortality and expense risks and administrative expenses will not exceed a total of 1.40% for the 5% Annually Compounding Death Benefit and the Annual Step Up Death Benefit, and 1.25% for the Return of Premium Death Benefit.

     Service Charge. Prior to the Annuity Commencement Date, there is an annual Service Charge on each Policy Anniversary (and a charge at the time of surrender during any Policy Year) for Policy maintenance and related administrative expenses. This annual charge is the lesser of 2% of the Policy Value or $35. The Service Charge is deducted from each Investment Option in proportion to each Investment Option's percentage of the Policy Value just prior to such charge. This charge is waived if either the Policy Value or the sum of all Premium Payments less the sum of all partial withdrawals equals or exceeds $50,000 on a Policy Anniversary (or date of surrender). PFL guarantees that this charge will not be increased in the future. (See "CHARGES AND DEDUCTIONS--Administrative Charges," p. 42.)






      Distribution Financing Charges. During the first seven Policy Years, PFL imposes a daily Distribution Financing Charge equal to an effective annual rate of .15% of the Mutual Fund Account's net assets. This charge is used by PFL to defray a portion of the cost of distribution of the Policies. The sum of the cumulative

Distribution Financing Charges and the Surrender Charges will never exceed 8.5% of the cumulative Premium Payments. (See "CHARGES AND DEDUCTIONS--Distribution Financing Charge," p. 42.)

      Taxes. PFL may incur premium taxes relating to the Policies. When permitted by state law, PFL will not deduct any premium taxes related to a particular Policy from the Policy Value until withdrawal of the full Policy Value, payment of the death benefit, or the Annuity Commencement Date. Premium taxes currently range from 0% to 3.50% of Premium Payments. (See "CHARGES AND DEDUCTIONS---Premium Taxes," p. 42.)

      No charges are currently made against the Fixed Account or the Mutual Fund Account for federal, state, or local income taxes. Should PFL determine that any such taxes may be imposed, PFL may deduct such taxes from amounts held in the relevant Account. (See "CHARGES AND DEDUCTIONS---Federal, State and Local Taxes," p. 43.)

      Charges Against the Underlying Funds. The value of the net assets of the Subaccounts of the Mutual Fund Account will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. Those fees and expenses are detailed in the prospectuses for the Underlying Funds that accompany this Prospectus.

       Expense Data. The charges and deductions are summarized in the following tables. This tabular information regarding expenses assumes that the entire Policy Value is in the Mutual Fund Account.


                                                                               Dreyfus
                                     TCW       T. Rowe              Dreyfus     U.S.    T. Rowe T. Rowe
                            TCW     Managed     Price                Small   Government  Price   Price              Enhanced   WRL
                           Money     Asset    International Value     Cap    Securities Equity   Growth Opportunity  Index   Growth
                           Market  Allocation   Stock      Equity    Value   Portfolio  Income   Stock     Value
Policy Owner Transaction
     Expenses
     Sales Load/(1)/ On
       Purchase Payments     0         0         0          0         0         0         0         0         0         0        0
     Maximum Surrender
Charge (as a % of
       Premium Payment       7         7         7          7         7         7         7         7         7         7        7
       Surrendered)/(2)/
     Surrender Fees          0         0         0          0         0         0         0         0         0         0        0
     Annual Service Charge                                               $35 Per Policy
     Transfer Fee                                              First 12 Transfers Per Year: NO FEE
                                                            More than 12 in One Year: Currently no fee

Mutual Fund Account Annual
     Expenses
(as a percentage of account
value)
     Mortality and
       Expense Risk
       Fees/(3)/            1.25      1.25      1.25       1.25      1.25      1.25      1.25      1.25      1.25      1.25     1.25

     Administrative
       Charge               0.15      0.15      0.15       0.15      0.15      0.15      0.15      0.15      0.15      0.15     0.15

     Distribution
       Financing Charge     0.15      0.15      0.15       0.15      0.15      0.15      0.15      0.15      0.15      0.15     0.15
                            ----      ----      ----       ----      ----      ----      ----      ----      ----      ----     ----

     Total  Mutual  Fund
       Account Annual
       Expenses             1.55      1.55      1.55       1.55      1.55      1.55      1.55      1.55      1.55      1.55     1.55
                            ----      ----      ----       ----      ----      ----      ----      ----      ----      ----     ----

Underlying Funds Annual
     Expenses/(4)/
(as a percentage of
     average net assets)
     Management Fees        0.50      0.75      0.90       0.80      0.80      0.65      0.80      0.80      0.80      0.75     0.80

     Other Expenses         0.10      0.10      0.28       0.11      0.12      0.19      0.16      0.21      0.58       .55     0.06
                                      ----      ----       ----      ----      ----      ----      ----      ----       ---     ----

     Total Underlying
     Funds Annual
     Expense/(5)/           0.60      0.85      1.18       0.91      0.92      0.82      0.96      1.01      1.30      1.30     0.86
                                      ----      ----       ----      ----      ----      ----      ----      ----      ----     ----

1
   The Surrender Charge and Transfer Fee, if any is imposed, apply to each Policy, regardless of how the Policy Value is allocated among the Mutual Fund Account and the Fixed Account. The Service Charge applies to both the Fixed Account and the Mutual Fund Account, and is assessed on a prorata basis relative to each Account's Policy Value as a percentage of the Policy's total Policy Value. (See "CHARGES AND DEDUCTIONS--Other Expenses Including Investment Advisory Fees," p. 43.)

2
   The Surrender Charge is decreased based on the number of years since the premium payment date in which the withdrawal is made, from 7% in the first year in which the Premium Payment was made to 0% in the eighth year after the Premium Payment was made.

3
   The Mortality and Expense Risk Fees shown are for the 5% Annually Compounding Death Benefit and the Annual Step Up Death Benefit. The corresponding Fee for the Return of Premium Death Benefit is 1.10% for each Subaccount. (See "DISTRIBUTIONS UNDER THE POLICY---Death Benefit," p. 38.)

4
   The Manager has agreed, until terminated by the Manager, to assume expenses of the Portfolios that exceed the following rates: TCW Money Market--0.99%; TCW Managed Asset Allocation--1.25%; T. Rowe Price International Stock--1.53%; Value Equity--1.30%; Dreyfus Small Cap Value--1.30%; Dreyfus U.S. Government Securities--1.00%; T. Rowe Price Equity Income--1.30%; T. Rowe Price Growth Stock--1.30%; Opportunity Value--1.30%; Enhanced Index - 1.30%. The fee table information relating to the Underlying Fund was provided to PFL by the Underlying Fund, and PFL has not independently verified such information.

5
   Effective January 1, 1997, the WRL Series Fund, Inc. has adopted a Plan of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act") ("Distribution Plan") and pursuant to the Distribution Plan, has entered into a Distribution Agreement with InterSecurities, Inc. ("ISI"), principal underwriter for the WRL Series Fund, Inc. Under the Distribution Plan, the WRL Series Fund, Inc., on behalf of the WRL Growth Portfolio, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of the Portfolio's shares, amounts equal to actual expenses associated with distributing the Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the WRL Series Fund, Inc. of distribution expenses with respect to any portfolio (including the WRL Growth Portfolio) during the fiscal year ending December 31, 1997. Owners will be notified in advance prior to ISI's seeking such reimbursement.

Examples

      An Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and assuming the entire Policy Value is in the applicable Subaccount:

      1. If the Policy is surrendered at the end of the applicable time period:

                                                         1 Year   3 Years     5 Years    10 Years
                                                         ------   -------     -------    --------
TCW Money Market Portfolio...........................     $85       $114       $145        $248
TCW Managed Asset Allocation Portfolio...............     $88        121       $157        $273
T. Rowe Price International Stock
   Portfolio.........................................     $91       $130       $172        $303
Value Equity Portfolio...............................     $88       $121       $158        $275
Dreyfus Small Cap Value Portfolio....................     $88       $122       $158        $276
Dreyfus U.S. Government Securities
   Portfolio.........................................     $88       $121       $157        $273
T. Rowe Price Equity Income Portfolio................     $91       $130       $172        $303
T. Rowe Price Growth Stock Portfolio.................     $92       $133       $178        $314
Opportunity Value Portfolio..........................     $92       $135       $180        $318
Enhanced Index Portfolio.............................     $92       $135       $180        $318
WRL Growth Portfolio.................................     $88       $121       $158        $275

      2. If the Policy is annuitized at the end of the applicable time period:

                                                         1 Year   3 Years     5 Years    10 Years
                                                         ------   -------     -------    --------
TCW Money Market Portfolio...........................      $22      $69        $118        $248
TCW Managed Asset Allocation Portfolio...............      $25      $76        $130        $273
T. Rowe Price International Stock
   Portfolio.........................................      $28      $85        $146        $303
Value Equity Portfolio...............................      $25      $77        $131        $275
Dreyfus Small Cap Value Portfolio....................      $25      $77        $132        $276
Dreyfus U.S. Government Securities
   Portfolio.........................................      $25      $76        $130        $273
T. Rowe Price Equity Income Portfolio................      $28      $85        $146        $303
T. Rowe Price Growth Stock Portfolio.................      $29      $89        $151        $314
Opportunity Value Portfolio..........................      $29      $90        $153        $318
Enhanced Index Portfolio.............................      $29      $90        $153        $318
WRL Growth Portfolio.................................      $25      $77        $131        $275

      3. If the Policy is not surrendered or annuitized:

                                                         1 Year   3 Years     5 Years   10 Years
                                                         ------   -------     -------   --------
TCW Money Market Portfolio...........................     $22       $69        $118       $248
TCW Managed Asset Allocation Portfolio...............     $25       $76        $130       $273
T. Rowe Price International Stock
   Portfolio.........................................     $28       $85        $146       $303
Value Equity Portfolio...............................     $25       $77        $131       $275
Dreyfus Small Cap Value Portfolio....................     $25       $77        $132       $276
Dreyfus U.S. Government Securities
   Portfolio.........................................     $25       $76        $130       $273
T. Rowe Price Equity Income Portfolio................     $28       $85        $146       $303
T. Rowe Price Growth Stock Portfolio.................     $29       $89        $151       $314
Opportunity Value Portfolio..........................     $29       $90        $153       $318
Enhanced Index Portfolio.............................     $29       $90        $153       $318
WRL Growth Portfolio.................................     $25       $77        $131       $275

       The above tables are intended to assist the Owner in understanding the costs and expenses that will be borne, directly or indirectly. These include the expenses of the Underlying Funds. (See "CHARGES AND DEDUCTIONS," p. 40, and the Underlying Funds' prospectuses.) In addition to the expenses listed above, premium taxes may be applicable.

       The Examples should not be considered a representation of past or future expenses, and actual expenses may be greater or lesser than those shown. The assumed 5% Annual return is hypothetical and should not be considered a representation of past or future annual returns, which could be greater or less than the assumed rate. The figures and data for Underlying Fund annual expenses have been provided by WRL Investment Management, Inc. and Endeavor Investment Advisers, and while PFL does not dispute these figures, PFL has not independently verified their accuracy.

       In these examples, the $35 Annual Service Charge is reflected as a charge of .0661% based on average Policy Value of $52,980. Normally, the $35 Service Charge would be waived if the Premium Payment(s), less partial withdrawals, or Policy Value is at least $50,000. However, it was included in these examples for illustrative purposes.

Death Benefit

           Upon receipt of proof that the Annuitant, who is the Owner, has died before the Annuity Commencement Date, the Death Benefit is calculated and is payable to the Beneficiary when PFL receives due proof of death, an election of the method of settlement and return of the Policy. The Death Benefit is only paid if the Owner and Annuitant are the same person, and that person dies prior to the Annuity Commencement Date. In the event that the Annuitant who is not the Owner dies prior to the Annuity Commencement Date, the Owner will generally become the Annuitant unless the Owner specifically requests on the application or in writing prior to Annuitant's death that the death benefit be paid upon the Annuitant's death and PFL agrees to such an election.

           The amount of the Death Benefit will depend on the state where the Policy is purchased and will depend on the Death Benefit option elected by the Owner. However, the Death Benefit will always be at least equal to the greater of the Policy Value or the Cash Value on the date PFL receives the documentation it needs to process the Death Benefit.

       The Death Benefit is not paid on the death of an Owner if the Owner is not the Annuitant. If an Owner who is not the Annuitant dies before the Annuity Commencement Date, the amount payable under the Policy upon surrender will be the Adjusted Policy Value. (See "DISTRIBUTIONS UNDER THE POLICY--Death Benefit," p. 38, Appendix B or the Policy or endorsement for details.)

       The Owner has the "one-time" option of choosing a Guaranteed Minimum Death Benefit at the time of purchase of the Policy. The Owner may choose among the "5% Annually Compounding Death Benefit," the "Annual Step-Up Death Benefit," or the "Return of Premium Death Benefit." Certain age restrictions may apply, and prior versions of the Policy or Policies offered in certain states may not offer all Guaranteed Minimum Death Benefit Options. Appendix B contains information regarding the Death Benefit in prior versions of the Policy and for Policies issued in certain states. See the Policy or endorsement for details. If no Guaranteed Minimum Death Benefit Option election is made by the Owner, the contract will be issued with the Return of Premium Death Benefit. The Death Benefit may be paid as either a lump sum cash benefit or as an annuity as permitted by federal or state law.

Variations in Policy Provisions

       Certain provisions in prior versions of the Policies, and those offered in certain states may vary from the descriptions in this Prospectus in order to comply with different state laws. Any such state variations will be included in the Policy itself or in riders or endorsements attached to the Policy. A summary of those differences is contained in Appendix B to this Prospectus. See the Policy or endorsement for details.

Federal Income Tax Consequences of Investment in the Policy

      With respect to Owners who are natural persons, there should be no federal income tax on increases in the Policy Value until a distribution under the Policy occurs (for example, a surrender, partial withdrawal, or Annuity Payment) or is deemed to occur (for example, a pledge or assignment of a Policy). Generally, a portion of any distribution or deemed distribution will be taxable as ordinary income. The taxable portion of certain distributions will be subject to withholding unless the recipient elects otherwise. In addition, a penalty tax may apply to certain distributions or deemed distributions under the Policy. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 43.)

                                     * * *

Note: The foregoing summary is qualified in its entirety by the more detailed information in the remainder of this Prospectus, in the Statement of Additional Information, in the prospectuses for the Underlying Funds, and in the Policy itself. Prospective purchasers should refer to those sources before purchasing a Policy. This Prospectus generally describes only the Policy and the Mutual Fund Account. Separate prospectuses describe the Underlying Funds. (There is no prospectus for the Fixed Account since interests in the Fixed Account are not securities. See "The Fixed Account," p. 26.)

Inquiries, Written Notices and Written Requests

      Any questions about procedures or the Policy, or any Written Notice or Written Request required to be sent to PFL, should be sent to the Administrative and Service Office, Financial Markets Division--Variable Annuity Department, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. Telephone requests and inquiries may be made by calling 800-525-6205. All inquiries, Notices and Requests should include the Policy number, the Owner's name and the Annuitant's name.

                        CONDENSED FINANCIAL INFORMATION

      The Accumulation Unit Values and the number of Accumulation Units outstanding for each Subaccount from the date of inception:

                            TCW Money Market Subaccount*
                -----------------------------------------------------
                  Accumulation      Accumulation      Number of
                  Unit Value at    Unit Value at  Accumulation Units
                Beginning of Year   End of Year     at End of Year
                -----------------  -------------  -------------------
1996.........        $1.1157          $1.154219      26,461,099.19
1995.........       $1.07242          $1.11571       21,103,926.23
1994.........       $1.05150          $1.07242       17,836,839.87
1993.........       $1.04313          $1.05150       12,190,857.62
1992.........       $1.02803          $1.04313        4,334,947.76
1991/(1)/....       $1.00000          $1.02803        1,855,372.17
                     TCW Managed Asset Allocation Subaccount**
                ----------------------------------------------------
                  Accumulation      Accumulation      Number of
                 Unit Value at     Unit Value at  Accumulation Units
                Beginning of Year   End of Year     at End of Year
                -----------------  -------------  ------------------
1996.........       $1.57787          $1.833135      124,998,927.67
1995.........       $1.301669         $1.577873     122,974,873.030
1994.........       $1.393488         $1.301669     130,909,987.116
1993.........       $1.209859         $1.393488      69,252,242.665
1992.........       $1.125386         $1.209859      11,637,563.615
1991/(1)/....       $1.000000         $1.125386      3,775,618.731
                    T. Rowe Price International Stock Subaccount
                ----------------------------------------------------
                  Accumulation      Accumulation      Number of
                 Unit Value at     Unit Value at  Accumulation Units
                Beginning of Year   End of Year     at End of Year
                -----------------  -------------  ------------------
1996.........       $1.17103          $1.330640      91,462,303.69
1995.........       $1.073958         $1.171039      75,065,177.549
1994.........       $1.156482         $1.073958      76,518,044.179
1993.........       $0.989782         $1.156482      45,569,234.403
1992.........       $1.041235         $0.989782       6,368,485.858
1991/(1)/....       $1.000000         $1.041235       3,068,279.081
                            Value Equity Subaccount***
                ----------------------------------------------------
                  Accumulation      Accumulation      Number of
                 Unit Value at     Unit Value at  Accumulation Units
                Beginning of Year   End of Year     at End of Year
                -----------------  -------------  ------------------
1996.........       $1.38790          $1.694854      65,227,195.34
1995.........       $1.045610         $1.387903      46,194,663.692
1994.........       $1.018576         $1.045610      30,512,231.489
1993/(3)/....       $1.000000         $1.018576      10,958,836.984
                       Dreyfus Small Cap Value Subaccount****
                ----------------------------------------------------
                  Accumulation      Accumulation       Number of
                 Unit Value at     Unit Value at  Accumulation Units
                Beginning of Year   End of Year    at End of Year
                -----------------  -------------  ------------------
1996.........       $1.20684          $1.496065      51,124,831.63
1995.........       $1.072941         $1.206843      40,635,696.978
1994.........       $1.107747         $1.072941      32,607,348.474
1993/(4)/....       $1.000000         $1.107747      11,449,956.948

                 Dreyfus U.S. Government Securities Subaccount*****
                -----------------------------------------------------
                  Accumulation     Accumulation        Number of
                 Unit Value at     Unit Value at   Accumulation Units
                Beginning of Year   End of Year      at End of Year
                -----------------  -------------   ------------------
1996.........       $1.124292        $1.128769        17,561,825.53
1995.........       $0.985803        $1.124292        8,456,764.729
1994/(5)/....       $0.998670        $0.985803        3,102,671.789
                       T. Rowe Price Equity Income Subaccount
                -----------------------------------------------------
                  Accumulation      Accumulation       Number of
                 Unit Value at      Unit Value at  Accumulation Units
                Beginning of Year    End of Year     at End of Year
                -----------------   -------------  ------------------
1996.........       $1.287240         $1.521680       42,673,040.68
1995/(6)/....       $1.000000         $1.287240      14,943,358.393
                       T. Rowe Price Growth Stock Subaccount
                -----------------------------------------------------
                  Accumulation     Accumulation        Number of
                 Unit Value at     Unit Value at   Accumulation Units
                Beginning of Year   End of Year      at End of Year
                -----------------  -------------   ------------------
1996.........       $1.353339        $1.611613       $30,237,847.75
1995/(6)/....       $1.000000        $1.353339       14,196,707.745
                             Opportunity Value Subaccount
               ------------------------------------------------------
                Accumulation Unit  Accumulation        Number of
               Value at Beginning  Unit Value at   Accumulation Units
                     of Year        End of Year      at End of Year
               ------------------  -------------   ------------------
1996/(7)/....        ------          $1.004355         314,119.41
                              Enhanced Index Subaccount
               ------------------------------------------------------
               Accumulation Unit   Accumulation         Number of
                   Value at        Unit Value at   Accumulation Units
               Beginning of Year    End of Year       at End of Year
               -----------------   -------------   ------------------
1996/(8)/....
                                WRL Growth Subaccount
               ------------------------------------------------------
                 Accumulation      Accumulation         Number of
                 Unit Value at     Unit Value at   Accumulation Units
               Beginning of Year    End of Year       at End of Year
               -----------------   -------------   ------------------
1996.........      $14.58384         $16.964068       15,174,482.39
1995.........      $10.051117        $14.583843       13,337,196.679
1994.........      $11.114865        $10.051117       12,758,957.591
1993.........      $10.839753        $11.114865       9,252,403.800
1992/(2)/....      $10.000000        $10.839753       1,119,066,376

(1)     Period from April 8, 1991 through December 31, 1991.
(2)     Period from July 1, 1992 through December 31, 1992.
(3)     Period from May 27, 1993 through December 31, 1993.
(4)     Period from May 4, 1993 through December 31, 1993.
(5)     Period from May 9, 1994 through December 31, 1994.
(6)     Period from January 3, 1995 through December 31, 1995.

(7)     Period from November 18, 1996, through December 31, 1996.

(8) The offering of the Enhanced Index Subaccount is expected to commence on or about the date of this Prospectus. Accordingly, no comparable data is available for that Subaccount.

       * Prior to May 1, 1996, known as the Money Market Subaccount.
      ** Prior to May 1, 1996, known as the Managed Asset Allocation Subaccount. *** Prior to May 1, 1996, known as the Quest for Value Equity Subaccount.

    **** Prior to October 29, 1996, known as the Value Small Cap Subaccount, and prior to May 1, 1996, known as the Quest for Value Small Cap Subaccount.
   ***** Prior to May 1, 1996, known as the U.S. Government Securities
         Subaccount.



                             FINANCIAL STATEMENTS

      The financial statements of the Mutual Fund Account and PFL and the independent auditors' reports thereon are in the Statement of Additional Information which is available free upon request to the Administrative and Service Office.

                          HISTORICAL PERFORMANCE DATA

Standardized Performance Data

      From time to time, PFL may advertise historical yields and total returns for the Subaccounts of the Mutual Fund Account. In addition, PFL may advertise the effective yield of the Subaccount investing in the TCW Money Market Portfolio (the "TCW Money Market Subaccount"). These figures will be calculated according to standardized methods prescribed by the Securities and Exchange Commission ("SEC"). They will be based on historical earnings and are not intended to indicate future performance.

TCW Money Market Subaccount

      The yield of the TCW Money Market Subaccount for a Policy refers to the annualized income generated by an investment under a Policy in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment under a Policy in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

      The yield of a Subaccount of the Mutual Fund Account (other than the TCW Money Market Subaccount) for a Policy refers to the annualized income generated by an investment under a Policy in the Subaccount over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a 12-month period and is shown as a percentage of the investment.

      The total return of a Subaccount of the Mutual Fund Account refers to return quotations assuming an investment under a Policy has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided. The total return quotations for a Subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the Subaccount to the redemption value of that investment as of the first day of each of the periods for which total return quotations are provided.

      The yield and total return calculations for a Subaccount do not reflect the effect of any premium taxes that may be applicable to a particular Policy. The yield calculations also do not reflect the effect of any Surrender Charge that may be applicable to a particular Policy. To the extent that any or all of a premium tax and/or Surrender Charge is applicable to a particular Policy, the yield and/or total return of that Policy will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the Statement of Additional Information, a copy of which may be obtained from the Administrative and Service Office upon request.

Other Subaccounts

      Based on the method of calculation described in the Statement of Additional Information, the average annual total returns for periods from inception of the Subaccounts to December 31, 1996, and for the year ended December 31, 1996 were as follows:

                                                         One Year         Five Years    Inception of the
                                                      Period Ended          Ended         Subaccount to            Inception
Subaccount                                              12/31/96           12/31/96          12/31/96                 Date
----------                                              ----------         --------          --------                 ----
TCW Managed Asset Allocation......................        10.80%            9.95%             10.91%             April 18, 1991
T. Rowe Price International Stock(1)..............        8.24%              N/A              9.24%             January 1, 1995
Value Equity......................................        16.77%             N/A              15.08%              May 3, 1993
Dreyfus Small Cap Value...........................        18.63%             N/A              10.86%              May 3, 1993
Dreyfus U.S. Government Securities................        -5.07%             N/A              3.09%               May 9, 1994
T. Rowe Price Equity Income.......................        12.84%             N/A              21.26%            January 3, 1995
T. Rowe Price Growth Stock........................        13.72%             N/A              24.94%            January 3, 1995
Opportunity Value.................................         N/A               N/A              -6.56%           November 18, 1996
Enhanced Index(2).................................         N/A               N/A               N/A                    ---
WRL Growth........................................        10.94%             N/A              12.01%              July 1, 1992



 (1) Effective January 1, 1995, Rowe Price-Fleming International, Inc. became the new adviser to the Global Growth Portfolio. The Portfolio's name changed to the T. Rowe Price International Stock Portfolio and the Portfolio's shareholders approved a change in investment objective from investments in small capitalization companies on a global basis to investments in a broad range of companies on an international basis (that is, non-U.S. companies).
 (2) The Enhanced Index Subaccount is expected to begin operations on or about the date of this Prospectus, therefore comparable information is not available.

      Prior to July 1, 1992, the WRL Growth Subaccount had not yet commenced operations. However, the following is standardized average annual total return information based on the hypothetical assumption that the WRL Growth Subaccount had been available to the PFL Endeavor Variable Annuity Account since inception of the WRL Growth Portfolio:

                                        One Year        Five Years     Inception of the
                                      Period Ended         Ended         Subaccount to            Inception
                                        12/31/96          12/31/96          12/31/96                 Date
                                      ------------      ----------     ----------------           ---------
Subaccount
WRL Growth........................       10.94%            9.10%             15.89%            October 2, 1986

* The performance data for periods prior to the date the WRL Growth Subaccount commenced operations (July 1, 1992) is based on the performance of the WRL Growth Portfolio and the assumption that the WRL Growth Subaccount was in existence for the same period as the WRL Growth Portfolio, with a level of charges equal to those currently assessed against the Subaccount or against Owners' contract values under the Policies. The WRL Growth Portfolio, commenced operations on October 2, 1986. For purposes of the calculation of the performance data prior to July 1, 1992, the deductions for the Mortality and Expense Risk Fee, and Administrative Charge are made on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance which would have resulted if the Subaccount had actually been in existence since the inception of the WRL Growth Portfolio. Performance data for periods of less than seven years reflect deduction of the Surrender Charge.





Opportunity Value Subaccount -- Hypothetical Data

      OpCap Advisors ("OpCap") is the investment adviser of the Managed Portfolio of the Accumulation Trust (formerly known as the Quest for Value Accumulation Trust)(the "Accumulation Trust") a registered open-end investment company whose shares are sold to certain variable accounts of life insurance companies. The Managed Portfolio of the Accumulation Trust is substantially similar to the Opportunity Value Portfolio in that it has the same investment objectives as the Opportunity Value Portfolio and is managed using the same investment strategies and techniques as contemplated for the Opportunity Value Portfolio.

      Prior to November 18, 1996, the Opportunity Value Subaccount had not yet commenced operations. However, the following figures represent what the investment performance of the Opportunity Value Subaccount would have been, IF that Subaccount had been in existence since 1988, and invested in the Accumulated Trust. The performance information regarding the Managed Portfolio of the Accumulation Trust has been obtained from OpCap, and is set forth in the current prospectus and statement of additional information of the Accumulation Trust. These are not actual performance figures for the Opportunity Value Subaccount. These are hypothetical average annual total return figures, which represent the performance of the Managed Portfolio of the Accumulation Trust (which are not available under the Policy), adjusted for the charges and deductions applicable to the Policy. Investors should not rely on the following financial information as an indication of the past or future performance of the Opportunity Value Subaccount.

     Hypothetical Average Annual Total Return of Comparable Subaccount*/(1)/



                                    For the                     For the                   For the Period
                                   Year Ended              Five Years Ended             from Inception to
                               December 31, 1996           December 31, 1996           December 31, 1996/(2)/
                               -----------------           -----------------           ----------------------
Subaccount
Opportunity Value                    15.86%                     17.35%                        18.39%

* On September 16, 1994, an investment company called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds, the Old Trust and the Accumulation Trust, at which time the Accumulation Trust commenced operations. The total net assets for the Managed Portfolio immediately after the transaction was $682,601,380 with respect to the Old Trust and $51,345,102 with respect to the

    Accumulation Trust. For the period prior to September 16, 1994, the performance figures above for the Managed Portfolio reflect the performance of the corresponding Portfolio of the Old Trust.

(1) Reflects waiver of all or a portion of the advisory fees and reimbursements of other expenses. Without such waivers and reimbursements, the average annual total return during the periods would have been lower.

(2) The Managed Portfolio commenced operation on August 1, 1988.

These figures are not an indication of the present, past, or future performance of the Opportunity Value Subaccount.

Enhanced Index Subaccount -- Hypothetical Data

      J.P. Morgan Investment Management Inc. ("Morgan") is the investment manager of certain Private Accounts. At December 31, 1996 and as of the date of this Prospectus, the Enhanced Index Portfolio had not commenced operations. However, these Private Accounts are substantially similar to the Enhanced Index Portfolio in that they have the same investment objectives as the Enhanced Index Portfolio and are managed using the same investment strategies and techniques as contemplated for the Enhanced Index Portfolio.

      Investors should not rely on the following financial information as an indication of the future performance of the Enhanced Index Subaccount. The performance of the Enhanced Index Subaccount may vary from the Private Account composite information because the corresponding Portfolio will be actively managed and its investments will vary from time to time and will not be identical to the past portfolio investments of the Private Accounts. Moreover, the Private Accounts are not registered under the 1940 Act and do not have to meet certain Internal Revenue Code requirements applicable to the Enhanced Index Portfolio, and therefore are not subject to certain investment restrictions that are imposed by the 1940 Act and the Internal Revenue Code, which, if imposed, could have adversely affected the Private Accounts' performances. In addition, the Private Accounts are not subject to the provisions of the Internal Revenue Code with respect to regulated investment companies, which provisions, if imposed, could have already affected the Private Accounts' performances.

      The chart below shows hypothetical performance information derived from historical composite performance of the Private Accounts included in the Structured Stock Selection Composite. The hypothetical performance figures represent the actual performance results of the composite of comparable Private Accounts, adjusted to reflect the deduction of the fees and expenses anticipated to be paid by the Enhanced Index Portfolio. The actual Private Account composite performance figures are time-weighted rates of return which include all income and accrued income and realized and unrealized gains or losses, but do not reflect the deduction of investment advisory fees actually charged to the Private Accounts. The tables below reflect charges and deductions which are, or may be, imposed under the Policies.

             Hypothetical Average Annual Total Return Information
                    Derived from Private Account Composite

                                               For the                  For the                   For the Period
                                              Year Ended            Five Years Ended               From Inception
                                          December 31, 1996         December 31, 1996          (November 1, 1989) to
                                          -----------------        --------------------          December 31, 1996
                                                                                               ---------------------
        Structured Stock
       Selection Composite                      15.30%                     13.67%                      12.79%

      The calculations of total return assume the reinvestment of all dividends and capital gains distributions on the reinvestment dates during the period and the deduction of all recurring expenses that were charged to shareholder accounts.

Non-Standardized Performance Data

      PFL may from time to time also advertise or disclose average annual total return or other performance data in non-standard formats for a Subaccount of the Mutual Fund Account. The non-standard performance data may assume that no Surrender Charge is applicable, and may also make other assumptions such as the amount invested in a Subaccount, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments.

      The following non-standardized average annual total return figures are based on the assumption that the Policy is not surrendered, and therefore the Surrender Charge is not imposed.

                         Average Annual Total Returns
                        (Assuming No Surrender Charge)

                                                     One Year        Five Years       Inception of
                                                   Period Ended         Ended       the Subaccount to           Inception
Subaccount                                           12/31/96          12/31/96          12/31/96                 Date
----------                                          ----------         --------         ----------                ----
TCW Managed Asset Allocation...................       16.10%            10.18%            11.08%             April 18, 1991
T. Rowe Price International Stock..............       13.55%             ----             11.22%             January 1, 1995
Value Equity...................................       22.04%             ----             15.72%               May 3, 1993
Dreyfus Small Cap Value........................       23.88%             ----             11.56%               May 3, 1993
Dreyfus U.S. Government Securities.............        0.33%             ----              4.66%               May 9, 1994
T. Rowe Price Equity Income....................       18.14%             ----             23.35%             January 3, 1995
T. Rowe Price Growth Stock.....................       19.01%             ----             26.95%             January 3, 1995
Opportunity Value..............................        ----              ----             0. 44%            November 18, 1996
Enhanced Index.................................        ----              ----              ----                  ----
WRL Growth.....................................       16.24%             ----             12.38%              July 1, 1992

      All non-standard performance data will be advertised only if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information, a copy of which may be obtained from the Administrative and Service office upon request.

      The Enhanced Index Subaccount is expected to commence operations on or about the date of this Prospectus, therefore no comparable data exists for such Subaccount.

      The figures for the five year and from inception periods reflect waiver of advisory fees and reimbursement of other expenses. In the absence of such waivers, the average annual total return figures above from the five year and from inception periods would have been lower.


                               PUBLISHED RATINGS

      PFL may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Duff & Phelps Credit Rating Co.. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of PFL and should not be considered as bearing on the investment performance of assets held in the Mutual Fund Account or of the safety or riskiness of an investment in the Mutual Fund Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of PFL as measured by Standard & Poor's Insurance Ratings Services or Duff & Phelps Credit Rating Co. may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations (i.e., debt/commercial paper).


                          PFL LIFE INSURANCE COMPANY

      PFL Life Insurance Company ("PFL"), 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001, is a stock life insurance company. It was incorporated under the name NN Investors Life Insurance Company, Inc. under the laws of the State of Iowa on April 19, 1961. It is principally engaged in the sale of life insurance and annuity policies, and is licensed in the District of Columbia, Guam, and in all states except New York. As of December 31, 1996, PFL had assets of approximately $7.9 billion. PFL is a wholly-owned indirect subsidiary of AEGON USA, Inc., which conducts substantially all of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc. is indirectly owned by AEGON n.v. of the Netherlands. AEGON n.v., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.



                             THE ENDEAVOR ACCOUNTS

      Premium Payments made under a Policy may be allocated to the Mutual Fund Account, to the Fixed Account, or to a combination of these Accounts.

The Mutual Fund Account

      The PFL Endeavor Variable Annuity Account comprises a portion of the PFL Endeavor VA Separate Account of PFL Life Insurance Company (the "Mutual Fund Account"). The PFL Endeavor VA Separate Account was established as a separate investment account under the laws of the State of Iowa on January 19, 1990. The Mutual Fund Account receives and invests the Premium Payments under the Policies that are allocated to it for investment in shares of the WRL Growth Portfolio and the Endeavor Series Trust.

      The Mutual Fund Account currently is divided into eleven Subaccounts. Additional Subaccounts may be established in the future at the discretion of PFL. Each Subaccount invests exclusively in shares of one of the Portfolios of the Underlying Funds. Under Iowa law, the assets of the Mutual Fund Account are owned by PFL, but they are held separately from the other assets of PFL. To the extent that these assets are attributable to the Policy Value of the Policies, these assets are not chargeable with liabilities incurred in any other business operation of PFL. Income, gains, and losses incurred on the assets in the Subaccounts of the Mutual Fund Account, whether or not realized, are credited to or charged against that Subaccount without regard to other income, gains or losses of any other Account or Subaccount of PFL. Therefore, the investment performance of any Subaccount should be entirely independent of the investment performance of PFL's general account assets or any other Account or Subaccount maintained by PFL.

      The Mutual Fund Account is registered with the SEC under the 1940 Act as a unit investment trust and meets the definition of a separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the Mutual Fund Account or PFL.

      Underlying Funds. The Mutual Fund Account will invest exclusively in shares of Endeavor Series Trust and the Growth Portfolio of the WRL Series Fund, Inc. (collectively the "Underlying Funds"). The WRL Series Fund, Inc., and the Endeavor Series Trust are each a series-type mutual fund registered with the SEC under the 1940 Act as an open-end, diversified management investment company. The registration of the Underlying Funds does not, however, involve supervision of the management or investment practices or policies of the Underlying Funds by the SEC.

      The Underlying Funds currently issue shares of the following eleven
Portfolios: The WRL Growth Portfolio, managed by Janus Capital Corporation, the TCW Managed Asset Allocation, the TCW Money Market Portfolio, the T. Rowe Price International Stock Portfolio, the Value Equity Portfolio, the Dreyfus Small Cap Value Portfolio, the Dreyfus U.S. Government Securities Portfolio, the T. Rowe Price Equity Income Portfolio, the T. Rowe Price Growth Stock Portfolio, the Opportunity Value Portfolio; and the Enhanced Index Portfolio. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objectives and policies. Each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

           Endeavor Investment Advisers (the "Manager"), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, is the Endeavor Series Trust's manager. The Manager selects and contracts with advisers for investment services for the Portfolios of Endeavor Series Trust, reviews the advisers' activities, and otherwise performs administerial and managerial functions for the Endeavor Series Trust. Six advisers each perform investment advisory services for particular Portfolios of Endeavor Series Trust: TCW Funds Management, Inc. (a wholly-owned subsidiary of The TCW Group, Inc.), T. Rowe Price Associates, Inc., Rowe Price-Fleming International, Inc. (a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited), OpCap Advisors (formerly known as Quest for Value Advisors), J.P. Morgan Investment Management Inc. (a wholly owned subsidiary of J.P. Morgan and Co. Incorporated) and The Dreyfus Corporation (a wholly owned subsidiary of Mellon Bank, N.A.), as successor to The Boston Company Asset Management, Inc., (the "Advisers").

      TCW Funds Management, Inc. is the Adviser for the TCW Managed Asset Allocation Portfolio and the TCW Money Market Portfolio. T. Rowe Price Associates, Inc. is the Adviser for the T. Rowe Price Equity Income Portfolio and the T. Rowe Price Growth Stock Portfolio. Rowe Price-Fleming International, Inc. is the Adviser for the T. Rowe Price International Stock Portfolio.

      OpCap Advisors is the Adviser for the Value Equity Portfolio and the Opportunity Value Portfolio. J.P. Morgan Investment Management Inc. ("Morgan") is the Adviser for the Enhanced Index Portfolio. The Dreyfus Corporation is the Adviser for the Dreyfus U.S. Government Securities Portfolio, and the Dreyfus Small Cap Value Portfolio. WRL Investment Management, Inc. a subsidiary of Western Reserve Life Assurance Co. of Ohio, (an affiliate of PFL), is the Adviser for the WRL Series Fund, Inc. and contracts with Janus Capital Corporation (also an "Adviser") as a sub-adviser to the WRL Growth Portfolio.


      The Adviser of a Portfolio is responsible for selecting the investments of the Portfolio consistent with the investment objectives and policies of the Portfolio, and will conduct securities trading for the Portfolio. All Advisers are investment advisers registered with the SEC under the Investment Advisers Act of 1940.

The investment objectives of each Portfolio are summarized as follows:

      TCW Money Market Portfolio--seeks current income, preservation of capital and maintenance of liquidity through investment in short-term money market securities. The Portfolio seeks to maintain a constant net asset value of $1.00 per share although no assurances can be given that such constant net asset value will be maintained.

      TCW Managed Asset Allocation Portfolio--seeks high total return through a managed asset allocation portfolio of equity, fixed income and money market securities.

      T. Rowe Price International Stock Portfolio--seeks long-term growth of capital through investments primarily in common stocks of established non-U.S. companies.

      Value Equity Portfolio--seeks long-term capital appreciation through investment in securities (primarily equity securities) of companies that are believed by the Portfolio's Adviser to be undervalued in the marketplace in relation to factors such as the companies' assets or earnings.

      Dreyfus Small Cap Value Portfolio--seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with a median capitalization of approximately $750 million, provided that under normal market conditions at least 75% of the Portfolio's investments will be in equity securities of companies with capitalizations at the time of purchase between $150 million and $1.5 billion.

      Dreyfus U.S. Government Securities Portfolio--seeks as high a level of total return as is consistent with prudent investment strategies by investing under normal circumstances at least 65% of its assets in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

      T. Rowe Price Equity Income Portfolio--seeks to provide substantial dividend income and also capital appreciation by investing primarily in dividend paying stocks of established companies.

      T. Rowe Price Growth Stock Portfolio--seeks long-term growth of capital and to increase dividend income through investment primarily in common stocks of well established growth companies.

      Opportunity Value Portfolio--seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based upon the Portfolio Adviser's assessment of relative values.

      Enhanced Index Portfolio--seeks to earn a total return modestly in excess of the total return performance of the S&P 500 Composite Stock Index (the "S&P 500 Index") while maintaining a volatility of return similar to the S&P 500 Index.

      WRL Growth Portfolio--seeks growth of capital. At most times, this Portfolio will be invested primarily in equity securities which are selected solely for their capital growth potential; investment income is not a consideration.

THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. More detailed information, including a description of each Portfolio's investment objective and policies and a description of risks involved in investing in each of the Portfolios and of each Portfolio's fees and expenses is contained in the prospectuses for the Underlying Funds, current copies of which are attached to this Prospectus. INFORMATION CONTAINED IN THE UNDERLYING FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING IN A SUBACCOUNT OF THE MUTUAL FUND ACCOUNT.

      An investment in the Mutual Fund Account, and in any Subaccount or Portfolio, including the TCW Money Market Portfolio and the Dreyfus U.S. Government Securities Portfolio, is not insured or guaranteed by the U.S. government or any government agency.

      Addition, Deletion, or Substitution of Investments. PFL cannot and does not guarantee that any of the Portfolios will always be available for Premium Payments, allocations, or transfers. PFL retains the right, subject to any applicable law, to make certain changes in the Mutual Fund Account and its investments. PFL reserves the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another Portfolio of the Underlying Funds, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in PFL's judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Mutual Fund Account. To the extent required by the 1940 Act, substitutions of shares attributable to an Owner's interest in a Subaccount will not be made without prior notice to the Owner and the prior approval of the SEC. Nothing contained herein shall prevent the Mutual Fund Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable annuity policies on the basis of requests made by Owners.

      New Subaccounts may be established when, in the sole discretion of PFL, marketing, tax, investment or other conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by PFL. Each additional Subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. PFL may also eliminate one or more Subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any Subaccount is eliminated, PFL will notify Owners and request a reallocation of the amounts invested in the eliminated Subaccount. If no such reallocation is provided by the Owner, PFL will reinvest the amounts invested in the eliminated Subaccount in the Subaccount that invests in the TCW Money Market Portfolio (or in a similar portfolio of money market instruments) or in another Subaccount, if appropriate.

      In the event of any such substitution or change, PFL may, by appropriate endorsement, make such changes in the Policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Policies, the Mutual Fund Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, PFL also may transfer the assets of the Mutual Fund Account associated with the Policies to another account or accounts.

The Fixed Account

      This Prospectus is generally intended to serve as a disclosure document only for the Policy and the Mutual Fund Account. For more complete details regarding the Fixed Account, see the Policy itself.

      Premium Payments allocated and amounts transferred to the Fixed Account become part of the general account of PFL, which supports insurance and annuity obligations. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts and PFL has been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus which relate to the Fixed Account.

      The Fixed Account is part of the general assets of PFL, other than those in the Mutual Fund Account or in any other segregated asset account. The Policy Owner may allocate Premium Payments to the Fixed Account at the time of Premium Payment or by subsequent transfers from the Mutual Fund Account. Instead of the Policy Owner bearing the investment risk, as is the case for Policy Value in the Mutual Fund Account, PFL bears the full investment risk for all Policy Value in the Fixed Account. PFL has sole discretion to invest the assets of its general account, including the Fixed Account, subject to applicable law. While PFL bears the full investment risk for all Policy Value in the Fixed Account, the Owner bears the risk that PFL would not be able to satisfy its contractual obligations.

      Premium payments applied to and any amounts transferred to the Fixed Account will reflect a fixed interest rate. The interest rates PFL sets will be credited for increments of at least one year measured from each premium payment or transfer date. These rates will never be less than a minimum effective annual interest rate of 3%. Prior versions of the Policy and Policies offered in certain states will have the minimum effective annual interest rates specified in Appendix B.

      Guaranteed Periods. PFL may offer optional guaranteed interest rate periods ("Guaranteed Period Options" or "GPOs") into which Premium Payments may be paid or amounts transferred. For example, PFL may, from time to time, offer Guaranteed Period Options for periods of 1, 3, 5, or 7 years. The current interest rate PFL sets for funds placed in each Guaranteed Period Option will apply to those funds until the end of the Guaranteed Period. At the end of the Guaranteed Period, the Premium Payment or amount transferred into the Guaranteed Period Option less any partial withdrawals or transfers from that Guaranteed Period Option, including the effect of any Excess Interest Adjustment or Surrender Charge due to partial withdrawals or transfers prior to the end of the Guaranteed Period, plus accrued interest, will be rolled into a new Guaranteed Period Option.

      The Owner may choose the Guaranteed Period Option into which the funds are to be placed by giving PFL notice within 30 days before the end of the expiring Guaranteed Period. In the absence of such election, the new Guaranteed Period will be the same as the expiring one. If that Guaranteed Period Option is no longer offered by PFL, the next shorter Guaranteed Period Option then being offered will be used. PFL reserves the right, for new Premium Payments, transfers, or rollovers, whether or not to offer any Guaranteed Period Option. PFL will, however, always offer at least a one-year Guaranteed Period Option.

      Surrenders, partial withdrawals and transfers from a Guaranteed Period Option prior to the end of the Guaranteed Period are subject to an Excess Interest Adjustment. (See "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 33.)

      PFL guarantees that, at any time prior to the Annuity Commencement Date, the Policy Value of the Fixed Account allocable to a particular Policy will be not less than the amount of the Premium Payments allocated or transferred to the Fixed Account, less any applicable premium or other taxes allocable to the Fixed Account, less any partial withdrawals or transfers to the Mutual Fund Account (including any Surrender Charges), plus interest at the guaranteed effective annual interest rate of 3%. Upon surrender of the Policy, the Owner is guaranteed the greater of 1) Fixed Account Premium Payments less prior partial withdrawals and transfers from the Fixed Account, or 2) the Premium Payments applied to, less partial withdrawals and transfers from, the Fixed Account accumulated at the guaranteed effective annual interest rate of 3%, less Surrender Charges.

      The Current Interest Rates offered from time to time will be determined by PFL in its sole discretion.

      For purposes of crediting interest, the oldest Premium Payment or transfer into a Guaranteed Period Option within the Fixed Account, plus interest allocable to that Premium Payment or transfer, is considered to be withdrawn or transferred out first; the next oldest Premium Payment plus interest is considered to be transferred out next, and so on (this is a "first-in, first-out" procedure).

      Dollar Cost Averaging Fixed Account Option. PFL may offer a Dollar Cost Averaging Fixed Account Option separate from the Guaranteed Period Option(s). This option will have a one-year interest rate guarantee and will only be available under a Dollar Cost Averaging (DCA) program. The current interest rate PFL credits for the DCA Fixed Account may differ from the rates credited on other Guaranteed Period Option(s) in the Fixed Account.

      Prior to the Annuity Commencement Date, the Owner can instruct PFL to make automatic transfers from the Dollar Cost Averaging Fixed Account to one or more subaccounts of the Mutual Fund Account. Transfers must be scheduled for at least six but not more than 24 months, or for at least four, but not more than eight quarters. No changes to the automatic amount transferred will be allowed, but changes can be made to the Subaccounts to which these transfers are allocated. Dollar Cost Averaging transfers from the Dollar Cost Averaging Fixed Account will not be subject to an Excess Interest Adjustment. (See "Dollar Cost Averaging" p. 29.)

Transfers

      An Owner can transfer Policy Values from one Investment Option to another within certain limits.

      Subject to the limitations and restrictions described below, transfers from an Investment Option may be made, up to thirty days prior to the Annuity Commencement Date, by sending Written Notice, signed by the Owner, to the Administrative and Service Office. The minimum amount which may be transferred is the lesser of $500 or the entire Subaccount or Guaranteed Period Option Value. If the Subaccount or Guaranteed Period Option Value remaining after a transfer is less than $500, PFL reserves the right, at its discretion, either to deny the transfer request or to include that amount as part of the transfer.

      If the Excess Interest Adjustment (at time of a transfer request) from any Guaranteed Period Option is a negative adjustment, then the maximum amount that can be transferred is 25% of the Guaranteed Period Option's Policy Value, less amounts previously transferred out of that Guaranteed Period Option during the current Policy Year. No maximum will apply to amounts transferred from any Guaranteed Period Option if the Excess Interest Adjustment is a positive adjustment at the time of transfer.

      Transfers prior to the Annuity Commencement Date currently may be made without charge as often as the Owner wishes, subject to the minimum amount specified above. PFL reserves the right to limit these transfers to no more than 12 per Policy Year in the future or to charge up to $10 per transfer in excess of 12 per Policy Year.

      Transfers out of the Dollar Cost Averaging Fixed Account, except through an automatic Dollar Cost Averaging program, are not allowed.

      After the Annuity Commencement Date, transfers out of the Fixed Account are not permitted, and transfers between Subaccounts or from Subaccounts to the Fixed Account may be limited to once per Policy Year. (See "DISTRIBUTIONS UNDER THE POLICY--Annuity Payment Options," p. 35.)

      Transfers may be made by telephone, subject to the provisions described below under "Telephone Transactions."

Reinstatements

      Requests are occasionally received by PFL to reinstate funds which had been transferred to another insurance company pursuant to a Section 1035 exchange or trustee-to-trustee transfer under the Code. In this situation PFL will require the Owner to replace the same total amount of money in the applicable Subaccounts or Fixed Accounts as taken from them to effect the exchange. The total dollar amount of funds reapplied to the Separate Account will be used to purchase a number of Accumulation Units available for each Subaccount based on the Accumulation Unit prices at the date of reinstatement (within two days after the date the funds are received by PFL). The number of Accumulation Units available on the reinstatement date may be more or less than the number of Units surrendered for the exchange. Amounts reapplied to the Fixed Account will receive the effective annual interest rate they would otherwise have received, had they not been withdrawn. However, an adjustment will be made to the amount reapplied to compensate PFL for the additional interest credited during the period of time between the withdrawal and the reapplication of the funds. Owners should consult a qualified tax adviser concerning the tax consequences of any Section 1035 exchanges or reinstatements.

Telephone Transactions

      An Owner (or the Owner's designated account executive) may make transfers and/or change the allocation of subsequent Premium Payments by telephone if the "Telephone Transfer/Reallocation Authorization" box in the Policy application has been checked or telephone transfers have been subsequently authorized in writing by the Owner. PFL will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. However, PFL will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If PFL fails to do so, it may be liable for any losses due to unauthorized or fraudulent instructions. All telephone requests will be recorded on voice recorder equipment for the protection of the Owner. The Owner, when making telephone requests, will be required to provide a social security number or other information for identification purposes.

      Telephone requests must be received at the Administrative and Service Office no later than 3:00 p.m. Central time in order to assure same day pricing of the transaction.

      At its discretion, PFL may discontinue the telephone transaction privilege at any time as to some or all Owners, and PFL may require written confirmation of any transaction request.

Dollar Cost Averaging (DCA)

      Under the Dollar Cost Averaging program, prior to the Annuity Commencement Date, the Owner can instruct PFL to automatically transfer a specified dollar amount from the Dollar Cost Averaging Fixed Account Option, the TCW Money Market Subaccount or the Dreyfus U.S. Government Securities

Subaccount to any other Subaccount or Subaccounts of the Mutual Fund Account. The automatic transfers can occur monthly or quarterly and will occur on the 28th day of the month. If the Dollar Cost Averaging request is received prior to the 28th day of any month, the first transfer will occur on the 28th day of that month. If the Dollar Cost Averaging request is received on or after the 28th day of any month, the first transfer will occur on the 28th day of the following month. The amount transferred each time must be at least $500. A minimum of six monthly or four quarterly transfers are required and a maximum of 24 monthly or eight quarterly transfers are allowed from the Dollar Cost Averaging Fixed Account.

      Dollar Cost Averaging results in the purchase of more units when the Unit Value is low, and fewer units when the Unit Value is high. However, there is no guarantee that the Dollar Cost Averaging program will result in higher Policy Values or will otherwise be successful. Dollar Cost Averaging requires regular investment regardless of fluctuating prices and does not guarantee profits nor prevent losses in a declining market. Before electing this option, individuals should consider their financial ability to continue purchases through periods of both high and low price levels.

      The Owner may request Dollar Cost Averaging when purchasing the Policy or at a later date. The program will terminate when the amount in the Dollar Cost Averaging Fixed Account, the TCW Money Market Subaccount or the Dreyfus U.S. Government Securities Subaccount is insufficient for the next transfer, at which time the entire remaining balance is transferred.

      Except for automatic Dollar Cost Averaging transfers from the Dollar Cost Averaging Fixed Account Option the Owner may increase or decrease the amount of the transfers by sending PFL a new Dollar Cost Averaging form. The Owner may discontinue the program at any time by sending a Written Notice to the Administrative and Service Office. The minimum number of transfers (6 monthly or 4 quarterly) requirement must be satisfied each time the Dollar Cost Averaging program is restarted following termination of the program for any reason. There is no charge for participation in the Dollar Cost Averaging program.

Asset Rebalancing

      Prior to the Annuity Commencement Date the Owner may instruct PFL to automatically transfer amounts among the Subaccounts of the Mutual Fund Account on a regular basis to maintain a desired allocation of the Policy Value among the various Subaccounts offered. Rebalancing will occur on a monthly, quarterly, semi-annual, or annual basis, beginning on a date selected by the Owner. The Owner must select the percentage of the Policy Value desired in each of the various Subaccounts offered (totaling 100%). Any amounts in the Fixed Account are ignored for purposes of asset rebalancing. Rebalancing may be started, stopped, or changed at any time, except that rebalancing will not be available when:

      (1) Automatic Dollar Cost Averaging transfers are being made; or

      (2) any other transfer is requested.

There is no charge for participation in the asset rebalancing program.

                                  THE POLICY

      The Endeavor Variable Annuity Policy is a Flexible Premium Variable Annuity Policy. The rights and benefits under the Policy are summarized below; however, the description of the Policy contained in this Prospectus is qualified in its entirety by reference to the Policy itself, a copy of which is available upon request from PFL. The Policy may be purchased on a non-tax qualified basis ("Nonqualified Policy"). The Policy may also be purchased and used in connection with retirement plans or individual retirement accounts that qualify for favorable federal income tax treatment ("Qualified Policy").

Policy Application and Issuance of Policies--Premium Payments

      Before it will issue a Policy, PFL must receive a completed Policy application or transmittal form and a minimum initial Premium Payment of $5,000 for a Nonqualified Policy, or $1,000 for a Qualified Policy. There is no minimum initial Premium Payment required for tax deferred 403(b) annuity purchases, any amount selected by the Owner in such case, up to the maximum total premium payment allowed by PFL, may be used to start a Policy. The initial Premium Payment for tax deferred 403(b) purchases must be received within 90 days following the Policy Date, otherwise the Policy will be canceled. The initial Premium Payment is the only Premium Payment required to be paid under a Policy. A Policy ordinarily will be issued only in respect of Annuitants Age 0 through
80. Acceptance or declination of an application shall be based on PFL's underwriting standards, and PFL reserves the right to reject any application or Premium Payment based on those underwriting standards.

      If the application or transmittal form can be accepted in the form received, the initial Premium Payment will be credited to the Policy Value within two Business Days after the later of receipt of the information needed to issue the Policy or receipt of the initial Premium Payment. If the initial Premium Payment cannot be credited because the application or other issuing requirements are incomplete, the applicant will be contacted within five Business Days and given an explanation for the delay and the initial Premium Payment will be returned at that time unless the applicant consents to PFL's retaining the initial Premium Payment and crediting it as soon as the necessary requirements are fulfilled.

      The date on which the initial Premium Payment is credited to the Policy Value is the Policy Date. The Policy Date is the date used to determine Policy Years and Policy Anniversaries.

      All checks or drafts for Premium Payments should be made payable to PFL Life Insurance Company and sent to the Administrative and Service Office. The Death Benefit will not take effect until the Premium Payment is received and any check or draft for the Premium Payment is honored.

      Subsequent Additional Premium Payments. While the Annuitant is living and prior to the Annuity Commencement Date, the Owner may make subsequent additional Premium Payments at any time, and in any frequency. The minimum subsequent additional Premium Payment under both a Nonqualified Policy and a Qualified Policy is $50. Subsequent additional Premium Payments will be credited to the Policy and added to the Policy Value as of the Business Day when the premium and required information are received.

      Maximum Total Premium Payments. The maximum total Premium Payments allowed without prior approval of PFL is $1,000,000.

      Allocation of Premium Payments. An Owner must allocate Premium Payments to one or more of the Investment Options. The Owner must specify the initial allocation in the Policy application or transmittal form. This allocation will be used for Subsequent Additional Premium Payments unless the Owner requests a change of allocation. All allocations must be made in whole percentages and must total 100%. If Premium Payments are allocated to the Dollar Cost Averaging Fixed Account, directions regarding the Subaccount(s) to which transfers are to be made must be specified on the Application or other proper Written Request. If the Owner fails to specify how Premium Payments are to be allocated, the Premium Payment(s) cannot be accepted.

      The Owner may change the allocation instructions for future subsequent additional Premium Payments by sending Written Notice, signed by the Owner, to PFL's Administrative and Service Office, or by telephone (subject to the provisions described under "Telephone Transactions," p. 28.) The allocation change will apply to Premium Payments received after the date the Written Notice or telephone request is received.

      Payment Not Honored by Bank. Any payment due under the Policy which is derived, all or in part, from any amount paid to PFL by check or draft may be postponed until such time as PFL determines that such instrument has been honored.

Policy Value

      On the Policy Date, the Policy Value equals the initial Premium Payment. Thereafter, the Policy Value equals the sum of the values in the Mutual Fund Account and the Fixed Account. The Policy Value will increase by: (1) any Subsequent Additional Premium Payments received by PFL; (2) any increases in the Policy Value due to investment results of the selected Subaccount(s); (3) any positive Excess Interest Adjustments on transfers, and (4) interest credited in the Fixed Account. The Policy Value will decrease by (1) any surrenders, including applicable Excess Interest Adjustments and/or Surrender Charges; (2) any decreases in the Policy Value due to investment results of the selected Subaccounts; (3) the charges and deductions imposed by PFL; and (4) any negative Excess Interest Adjustments on transfers.

      The Policy Value is expected to change from Valuation Period to Valuation Period, reflecting the investment experience of the selected Subaccount(s), as well as the deductions for charges. A Valuation Period is the period between successive Business Days. It begins at the close of business on each Business Day and ends at the close of business on the next succeeding Business Day. A Business Day is each day that the New York Stock Exchange is open for business. Holidays are generally not Business Days.

      The Mutual Fund Account Value. When a Premium Payment is allocated or an amount is transferred to a Subaccount of the Mutual Fund Account, it is credited to the Policy Value in the form of Accumulation Units. Each Subaccount of the Mutual Fund Account has a distinct Accumulation Unit value (the "Unit Value"). The number of Accumulation Units credited is determined by dividing the Premium Payment or amount transferred by the Unit Value of the Subaccount as of the end of the Valuation Period during which the allocation is made. When amounts are transferred out of, or surrendered or withdrawn from a Subaccount, Accumulation Units are canceled or redeemed in a similar manner.

      For each Subaccount, the Unit Value for a given Business Day is based on the net asset value of a share of the corresponding Portfolio of the Underlying Funds. Therefore, the Unit Values will fluctuate from day to day based on the investment experience of the corresponding Portfolio. The determination of Subaccount Unit Values is described in detail in the Statement of Additional Information.

Amendments

      No change in the Policy is valid unless made in writing by PFL and approved by one of PFL's officers. No registered representative has authority to change or waive any provision of the Policy.

      PFL reserves the right to amend the Policies to meet the requirements of the Code, regulations or published rulings. An Owner can refuse such a change by giving Written Notice, but a refusal may result in adverse tax consequences.

Non-participating Policy

      The Policy does not participate or share in the profits or surplus earnings of PFL. No dividends are payable on the Policy.

                        DISTRIBUTIONS UNDER THE POLICY

Surrenders

      Prior to the Annuity Commencement Date, the Owner may surrender all or a portion of the Cash Value in exchange for a cash payment from PFL. The Cash Value is the Policy Value less any applicable Surrender Charge and Excess Interest Adjustments.(See "Annuity Payment Options," p. 35.) The Policy cannot be surrendered after the Annuity Commencement Date. (See "Annuity Payments," p.34.)

      When requesting a partial withdrawal ($500 minimum), the Owner must tell PFL how the withdrawal is to be allocated from among various Guaranteed Period Options of the Fixed Account and/or the Subaccount(s) of the Mutual Fund Account. If the Owner's request for a partial withdrawal from a Guaranteed Period Option of the Fixed Account is greater than the Cash Value of that Guaranteed Period Option, PFL will pay the Owner the amount of the Cash Value of that Guaranteed Period Option. If no allocation instructions are given, the withdrawal will be deducted from each Investment Option in the same proportion that the Policy Owner's interest in each Investment Option bears to the Policy's total Policy Value. PFL reserves the right to defer payment of the Cash Value from the Fixed Account for up to six months.

      Beginning in the second Policy Year, an Owner may request a partial withdrawal of up to 10% of the Policy Value without an Excess Interest Adjustment and without a Surrender Charge if no withdrawal has been made in the current Policy Year ( "10% Withdrawals"). Amounts withdrawn from the Policy in excess of the 10% Withdrawal or withdrawn in the same Policy Year as a previous 10% Withdrawal (and all surrenders in the first Policy Year) are subject to the Excess Interest Adjustment and to the Surrender Charge. Neither a Surrender Charge nor an Excess Interest Adjustment will be assessed if the withdrawal is necessary to meet the minimum distribution requirements for that Policy specified by the Code for tax-qualified plans.

      10% Withdrawals will reduce the Policy Value by the amount withdrawn. Amounts requested in excess of the 10% Withdrawal are Excess Partial Withdrawals. Excess Partial Withdrawals will reduce the Policy Value by an amount equal to (X - Y + Z) where:

      X = Excess Partial Withdrawal

      Y = Excess Interest Adjustment applicable to the Excess Partial Withdrawal

      Z = Surrender Charge on X minus Y.

      For a discussion of the Surrender Charge, see "CHARGES AND DEDUCTIONS-- Surrender Charge," p. 40. For a discussion of the Excess Interest Adjustment, see "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 33, and Appendix A.

      Since the Owner assumes the investment risk with respect to Premium Payments allocated to the Mutual Fund Account, and because partial withdrawals may be subject to an Excess Interest Adjustment and to a Surrender Charge, and possibly income taxes or premium taxes, the total amount paid upon total surrender of the Cash Value (taking any prior surrenders into account) may be more or less than the total Premium Payments made. Following a surrender of the total Cash Value, or at any time the Policy Value is zero, all rights of the Owner and Annuitant will terminate.

      In addition to the Excess Interest Adjustment and Surrender Charge and any applicable premium taxes, surrenders may be subject to income taxes and, if prior to age 59 1/2, a ten percent penalty tax. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 43.)

Nursing Care and Terminal Condition Withdrawal Option

      If the Owner or Owner's spouse (Annuitant or Annuitant's spouse if the Owner is not a natural person): (1) has been confined in a hospital or nursing facility for 30 consecutive days, or (2) has been diagnosed as having a terminal condition as defined in the Policy or endorsement, then the Surrender Charge, Excess Interest Adjustment, and partial withdrawals adjustment as described in the Guaranteed Minimum Death Benefit calculation, (See "DISTRIBUTIONS UNDER THE POLICY--Death Benefit," p. 38.) are not imposed on surrenders or partial withdrawals. (This benefit may not be available in all states or in all Policy forms---see the Policy or endorsement for details.)

Excess Interest Adjustment (EIA)

      Surrenders, partial withdrawals, transfers, and amounts applied to a Payment Option (prior to the end of a Guaranteed Period) from the Fixed Account Guaranteed Period Options will be subject to an Excess Interest Adjustment except as provided for under "Surrenders" or "Nursing Care and Terminal Condition

Withdrawal Option" above or "Systematic Payout Option," below. Prior versions of the Policy or Policies offered in certain states may not be subject to an Excess Interest Adjustment. (See Appendix B.)

      The Excess Interest Adjustment partially compensates PFL for the foregoing early removal of funds from the Guaranteed Period Options where market interest rates have risen since the date of the guarantee. Conversely, the Excess Interest Adjustment allows PFL to share the benefit of falling market interest rates with the Owner upon such withdrawals.


      Generally, if market interest rates have risen since the date of the guarantee, the application of the Excess Interest Adjustment (a negative Excess Interest Adjustment in this case) will result in a lower payment upon surrender. Conversely, if market interest rates have fallen since the date of the guarantee, the application of the Excess Interest Adjustment (a positive Excess Interest Adjustment in this case) will result in a higher payment upon surrender.

      Excess Interest Adjustments will not reduce the Adjusted Policy Value for that Guaranteed Period Option below the amount paid into, less any prior partial withdrawals and transfers from that Guaranteed Period Option, plus interest at the Policy's minimum guaranteed effective annual interest rate of 3%.

      The formula for calculating the Excess Interest Adjustment and examples of the application of the Excess Interest Adjustments are set forth in Appendix A to this Prospectus.

Systematic Payout Option

      Under the Systematic Payout Option, Policy Owners can instruct PFL to make automatic payments to them monthly, quarterly, semi-annually or annually from a specified Subaccount. Monthly and quarterly payments can only be sent by electronic funds transfer directly to a checking or savings account. The minimum payment is $50. The maximum payment is 10% of the Policy Value at the time the Systematic Payout is made divided by the number of payouts made per year (for example, 12 for monthly). If this requested amount is below the minimum distribution requirements for that policy specified by the IRS for tax qualified plans, the maximum payment will be increased to this minimum required distribution amount. The

 "Request for Systematic Payout" form must specify a date for the first payment, which must be at least 30 days but not more than one year after the form is submitted (i.e., Systematic Payouts will start at the end of the payment mode selected, but not earlier than 30 days from the date of request).

      The Surrender Charge and Excess Interest Adjustment will be waived for Policy Owners under age 59 1/2 of Qualified Policies if they take Systematic Payouts using one of the payout methods described in IRS Notice 89-25, Q&A-12 (the Life Expectancy Recalculation Option, Amortization, or Annuity Factor) which generally require payments for life or life expectancy. These payments must be continued until the later of age 59 1/2 or five years from their commencement. No additional partial withdrawal may be taken during this time. For Qualified Policies, when the Policy Owner is age 59 1/2 or older, the Surrender Charge and Excess Interest Adjustment will be waived if payments are made using the Life Expectancy Recalculation Option.

      In addition, for either Qualified or Nonqualified Policies, the Surrender Charge and Excess Interest Adjustment will not be imposed on Systematic Payouts.


      Qualified Policies are subject to complex rules with respect to restrictions on and taxation of distributions, including the applicability of penalty taxes. In addition, the tax treatment of systematic payouts from Nonqualified Policies has had an unfavorable ruling regarding the ability to avoid the 10% penalty tax. Therefore, the Policy Owner should consult a qualified tax adviser before requesting a Systematic Payout. In certain circumstances withdrawn amounts may be included in the Policy Owner's gross income. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 43.)

Annuity Payments

      Annuity Commencement Date. Unless the Annuity Commencement Date is changed, Annuity Payments under a Policy will begin on the Annuity Commencement Date selected by the Owner at the time the Owner applies for the Policy. The Annuity Commencement Date may be changed from time to time by the Owner by Written Notice to PFL, provided that notice of each change is received by PFL at its Administrative and Service Office at least thirty (30) days prior to the then current Annuity Commencement Date. Except as otherwise permitted by PFL, a new Annuity Commencement Date must be a date which is: (1) at least thirty (30) days after the date notice of the change is received by PFL; and (2) not later than the last day of the policy month starting after the Annuitant attains age
85. In no event will an Annuity Commencement Date be permitted to be later than the last day of the month following the month in which the Annuitant attains age
95. The Annuity Commencement Date may also be changed by the Beneficiary's election of the Annuity Option after the Annuitant's death.

      Election of Payment Option. During the lifetime of the Annuitant and prior to the Annuity Commencement Date, the Owner may choose an Annuity Payment Option or change the election, but Written Notice of any election or change of election must be received by PFL at its Administrative and Service Office at least thirty
(30) days prior to the Annuity Commencement Date. If no election is made prior to the Annuity Commencement Date, Annuity Payments will be made under (i) Option 3, life income with level payments for 10 years certain, using the existing Adjusted Policy Value of the Fixed Account, or (ii) under Option 3-V, life income with variable payments for 10 years certain using the existing Adjusted Policy Value of the Mutual Fund Account, or (iii) in a combination of (i) and
(ii) if the Adjusted Policy Value is allocated among both the Fixed Account and the Mutual Fund Account. If the Adjusted Policy Value on the Annuity Commencement Date is less than $2000, PFL reserves the right to pay it in one lump sum in lieu of applying it under an Annuity Payment Option.

      Prior to the Annuity Commencement Date, the Beneficiary may elect to receive the Death Benefit in a lump sum or under one of the Payment Options, to the extent allowed by law and subject to the terms of any settlement agreement. (See "Death Benefit," p. 41.) Subject to the restrictions of certain state laws, Annuity Payments will be made on either a fixed basis or a variable basis as selected by the Owner (or the Beneficiary, after the Annuitant's death).

      The person who elects a Payment Option can also name one or more successor payees to receive any unpaid amount PFL has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

      A payee who did not elect the Payment Option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells PFL in writing and PFL agrees.

      Unless the Policy Owner specifies otherwise, the payee shall be the Annuitant, or, after the Annuitant's death, the Beneficiary. PFL may require written proof of the age of any person who has an annuity purchased under Option 3, 3-V, 5 or 5-V.

      Premium Tax. PFL may be required by state law to pay premium tax on the amount applied to a Payment Option or upon withdrawal. If so, PFL will deduct the premium tax before applying or paying the proceeds.

      Supplementary Policy. Once proceeds become payable and a Payment Option has been chosen, PFL will issue a Supplementary Policy in settlement of the option elected under the Policy setting forth the terms of the option elected. The Supplementary Policy will name the payees and will describe the payment schedule.

Annuity Payment Options

      The Policy provides five Payment Options which are described below. Three of these are offered as either "Fixed Payment Options" or "Variable Payment Options," and two are only available as Fixed Payment Options. The Policy Owner may elect a Fixed Payment Option, a Variable Payment Option, or a combination of both. If the Policy Owner elects a combination, he must specify what part of the Policy proceeds are to be applied to the Fixed and Variable Options (and he must also specify which Subaccounts for the Variable Options).

      Note Carefully: Under Payment Options 3(1) and 5 (including 3-V(1) and 5-V), it would be possible for only one Annuity Payment to be made if the Annuitant(s) were to die before the due date of the second annuity payment; only two Annuity Payments if the Annuitant(s) were to die before the due date of the third annuity payment; and so forth.

      On the Annuity Commencement Date, the Policy's Adjusted Policy Value will be applied to provide for Annuity Payments under the selected Annuity Option as specified. The Adjusted Policy Value is the Policy Value (for the Valuation Period which ends immediately preceding the Annuity Commencement Date), increased or decreased by any applicable Excess Interest Adjustment.

      The effect of choosing a Fixed Annuity Option is that the amount of each payment will be set on the Annuity Commencement Date and will not change. If a Fixed Annuity Option is selected, the Adjusted Policy Value will be transferred to the general account of PFL, and the Annuity Payments will be fixed in amount by the fixed annuity provisions selected and the age and sex (if consideration of sex is allowed under applicable law) of the Annuitant. For further information, contact PFL at its Administrative and Service Office.

      Guaranteed Values. There are five Fixed Annuity Options. Options 1, 2 and 4 are based on a guaranteed interest rate of 3%. Options 3 and 5 are based on a guaranteed effective annual interest rate of 3% using the "1983 Table a" (male, female, and unisex if required by law) mortality table improved to the year 2000 with projection scale G. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.)

      Option 1--Interest Payments. The policy proceeds may be left with PFL for any term as agreed by PFL and the Owner. PFL will pay the interest in equal payments or it may be left to accumulate. Withdrawal rights will be agreed upon by the Owner and PFL when the option is elected.

      Option 2--Income for a Specified Period. Level payments of the proceeds with interest are made for the fixed period elected, at which time the funds are exhausted.

      Option 3--Life Income.   An election may be made between:

          1. "No Period Certain"--Level payments will be made during the lifetime of the Annuitant.

          2. "10 Years Certain"--Level Payments will be made for the longer of the Annuitant's lifetime or ten years.

          3. "Guaranteed Return of Policy Proceeds"--Level payments will be made for the longer of the Annuitant's lifetime or the number of payments which, when added together, equals the proceeds applied to the income option.

      Option 4--Income of a Specified Amount. Payments are made for any specified amount until the proceeds with interest are exhausted.

      Option 5--Joint and Survivor Annuity. Payments are made during the joint lifetime of the payee and a joint payee of the Owner's selection. Payments will be made as long as either person is living.

      Other options may be arranged by agreement with PFL. Certain options may not be available in some states.

      Current immediate annuity rates for the same class of annuities will be used if higher than the guaranteed amount (guaranteed amounts are based upon the tables contained in the Policy). Current amounts may be obtained from PFL.

      Variable Payment Options. The dollar amount of the first Variable Annuity Payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the Policy. The tables are based on a 5% effective annual Assumed Investment Return and the "1983 Table a" (male, female, and unisex if required by law) mortality table improved to the year 2000 with projection Scale G. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.) The dollar amount of subsequent Variable Annuity Payments will vary based on the investment performance of the Subaccount of the Mutual Fund Account selected by the Annuitant or Beneficiary. If the actual investment performance exactly matched the Assumed Investment Return of 5% at all times, the amount of each Variable Annuity Payment would remain equal. If actual investment performance exceeds the Assumed Investment Return, the amount of the payments would increase. Conversely, if actual investment performance is worse than the Assumed Investment Return, the amount of the payments would decrease.

      Determination of the First Variable Payment. The amount of the first variable payment depends upon the sex (if consideration of sex is allowed) and adjusted age of the Annuitant. The adjusted age is the Annuitant's actual age nearest birthday, at the Annuity Commencement Date, adjusted as follows:

            Annuity Commencement Date       Adjusted Age
            -------------------------       ------------
            Before 2001                     Actual Age
            2001-2010                       Actual Age minus 1
            2011-2020                       Actual Age minus 2
            2021-2030                       Actual Age minus 3
            2031-2040                       Actual Age minus 4
            After 2040                      As determined by PFL

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

      The following Variable Payment Options generally are available:

      Option 3-V--Life Income.   An election may be made between:

            1. "No Period Certain"--Payments will be made during the lifetime of the Annuitant.

            2. "10 Years Certain"--Payments will be made for the longer of the
               Annuitant's lifetime or ten years.

      Option 5-V--Joint and Survivor Annuity. Payments are made as long as either the Annuitant or the joint Annuitant is living.

      Certain options may not be available in some states.

      Determination of Subsequent Variable Payments. All Variable Annuity Payments other than the first are calculated using "Annuity Units" which are credited to the Policy. The number of Annuity Units to be credited in respect of a particular Subaccount is determined by dividing that portion of the first Variable Annuity Payment attributable to that Subaccount by the Annuity Unit Value of that Subaccount for the Annuity Commencement Date. The number of Annuity Units of each particular Subaccount credited to the Policy then remains fixed. The dollar value of variable Annuity Units in the chosen Subaccount will increase or decrease reflecting the investment experience of the chosen Subaccount. The dollar amount of each Variable Annuity Payment after the first may increase, decrease or remain constant, and is equal to the sum of the amounts determined by multiplying the number of Annuity Units of each particular Subaccount credited to the Policy by the Annuity Unit Value for the particular Subaccount on the date the payment is made.

      Transfers. A Policy Owner may transfer the value of the Annuity Units from one Subaccount to another within the Mutual Fund Account or to the Fixed Account. However, after the Annuity Commencement Date no transfers may be made from the Fixed Account to the Mutual Fund Account. The minimum amount which may be transferred is the lesser of $10 of monthly income or the entire monthly income of the variable Annuity Units in the Subaccount from which the transfer is being made. The remaining Annuity Units in the Subaccount must provide at least $10 of monthly income. If, after a transfer, the monthly income of the remaining Annuity Units in a Subaccount would be less than $10, PFL reserves the right to include those Annuity Units as part of the transfer. PFL reserves the right to limit transfers between Subaccounts or to the Fixed Account after the Annuity Commencement Date to once per Policy Year.

                                     * * *


      Tax Withholding. A portion or the entire amount of the Annuity Payments may be taxable as ordinary income. If, at the time the Annuity Payments begin, the Policy Owner has not provided PFL with a written election not to have federal income taxes withheld, PFL must by law withhold such taxes from the taxable portion of such annuity payments and remit that amount to the federal government. Withholding is mandatory for certain Qualified Policies. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 43.)

      Adjustment of Annuity Payments. Payments will be made at 1, 3, 6, or 12 month intervals. If the individual payments provided for would be or become less than $50, PFL may change, at its discretion, the frequency of payments to such intervals as will result in payments of at least $50. If the Adjusted Policy Value on the Annuity Commencement Date is less than $2,000, PFL may pay such value in one sum in lieu of the payments otherwise provided for.

Death Benefit

       Death of Annuitant Prior to Annuity Commencement Date. A Death Benefit will be paid to the Beneficiary if the Owner, who is the Annuitant, dies prior to the Annuity Commencement Date. The amount of the Death Benefit is the greatest of the Policy Value, Cash Value or the Guaranteed Minimum Death Benefit selected. Prior versions of the Policy or Policies offered in certain states may provide for a different definition or calculation of the Death Benefit. See Appendix B and the Policy or endorsement for details.

      There are three Guaranteed Minimum Death Benefit Options available: (A) The "5% Annually Compounding Death Benefit," (B) the "Annual Step-Up Death Benefit," and (C) the "Return of Premium Death Benefit."

      The "5% Annually Compounding Death Benefit" is the total Premium Payments less any Adjusted Partial Withdrawals plus interest at an effective annual rate of 5% from the payment or withdrawal date up to the earlier of date of death or the Owner's 81st birthday.

      The "Annual Step-Up Guaranteed Minimum Death Benefit" is the highest Policy Value on any Policy Anniversary prior to the earlier of the date of death or the Owner's 81st birthday, plus Premium Payments less any Adjusted Partial Withdrawals since that anniversary. For this purpose, the Policy Date will be treated as a Policy Anniversary. Any applicable Excess Interest Adjustments on transfers from the Fixed Account will affect the value of this Guaranteed Minimum Death Benefit.

      The "Return of Premium Death Benefit" is the total Premium Payments less any Adjusted Partial Withdrawals (defined below) as of the date of death.

      Under all Guaranteed Minimum Death Benefit Options, if the surviving spouse elects to continue the Policy in lieu of receiving the Death Benefit, an amount equal to the excess, if any, of the Guaranteed Minimum Death Benefit over the Policy Value, will then be added to the Policy Value. This amount will be added only once, at the time of such election.

       The 5% Annually Compound Death Benefit is not available if either the Annuitant or the Owner is age 75 or higher on the Policy Date. The Annual Step-Up Death Benefit is not available if either the Annuitant or the Owner is age 81 or higher on the Policy Date. If no choice is made in the Policy application then the Return of Premium Death Benefit will apply.

      After the Policy Date, an election cannot be made and the Guaranteed Minimum Death Benefit option cannot be changed.

      The Death Benefit is based on values determined on the later of when PFL receives due proof of death and an election of a settlement option.

      Adjusted Partial Withdrawal. The Adjusted Partial Withdrawal is the total amount deducted from the Guaranteed Minimum Death Benefit following a partial withdrawal of the Policy Value. Each Adjusted Partial Withdrawal is the sum of
(1) and (2), where:

(1) The 10% Withdrawal and,

(2) The amount that an Excess Partial Withdrawal reduces the Policy Value. (See "DISTRIBUTIONS UNDER THE POLICY--Surrenders," p. 32) times [(a) divided by (b)] where:

      (a)  is the Death Benefit less any 10% Withdrawals; and

      (b)  is the Policy Value less any 10% Withdrawals.

      If a partial withdrawal is taken when the Guaranteed Minimum Death Benefit exceeds the Policy Value, then the amount deducted from the Guaranteed Minimum Death Benefit as a result of the partial withdrawal (that is, the Adjusted Partial Withdrawal) will exceed the partial withdrawal request. In that case, the total proceeds of a partial withdrawal followed by a Death Benefit could be less than total Premium Payments.

      Due Proof of Death of the Annuitant is proof that the Annuitant who is the Owner died prior to the commencement of Annuity Payments. Upon receipt of this proof, an election of a method of settlement and return of the Policy, the Death Benefit generally will be paid within seven days, or as soon thereafter as PFL has sufficient information about the Beneficiary to make the payment. The Beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the Annuity Payment Options described above, unless a settlement agreement is effective at the death of the Owner preventing such election.

      If the Annuitant was the Policy Owner, and the Beneficiary was not the Annuitant's spouse, the Death Benefit must (1) be distributed within five years of the date of the deceased Owner's death, or (2) payments under a Payment Option must begin within one year of the deceased Owner's death and must be made for the Beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the Beneficiary's life expectancy). Death proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the deceased Owner's death. If the sole Beneficiary is the deceased Owner's surviving spouse, such spouse may elect to continue the Policy as the new Annuitant and Policy Owner instead of receiving the Death Benefit. (See "Federal Tax Matters" in the Statement of Additional Information.)

      If the Annuitant is not the Owner, and the Owner dies prior to the Annuity Commencement Date, a Successor Owner may surrender the Policy at any time for the Adjusted Policy Value. If the Successor Owner is not the deceased Owner's surviving spouse, however, this amount must be distributed within five years after the date of death of the Owner, or payments under a Payment Option must begin within one year of the deceased Owner's death and must be made for the Beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the Beneficiary's life expectancy).

      Death On or After Annuity Commencement Date. The death benefit payable on or after the Annuity Commencement Date depends on the Payment Option selected. If any Owner dies on or after the Annuity

Commencement Date, but before the entire interest in the Policy is distributed, the remaining portion of such interest in the Policy will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death.

      Beneficiary. The Beneficiary designation in the application will remain in effect until changed. The Policy Owner may change the designated Beneficiary by sending Written Notice to PFL. The Beneficiary's consent to such change is not required unless the Beneficiary was irrevocably designated or consent is required by law. (If an irrevocable Beneficiary dies, the Policy Owner may then designate a new Beneficiary.) The change will take effect as of the date the Policy Owner signs the Written Notice, whether or not the Policy Owner is living when the Notice is received by PFL. PFL will not be liable for any payment made before the Written Notice is received. If more than one Beneficiary is designated, and the Policy Owner fails to specify their interests, they will share equally.

Death of Owner

      Federal tax law requires that if any Policy Owner (including any joint Owner or any Successor Policy Owner who has become a current Owner) dies before the Annuity Commencement Date, then the entire value of the Policy must generally be distributed within five years of the date of death of such Policy Owner. Certain rules apply where 1) the spouse of the deceased Owner is the sole beneficiary, 2) the Policy Owner is not a natural person and the primary Annuitant dies or is changed, or 3) any Policy Owner dies after the Annuity Commencement Date. See "Federal Tax Matters" in the Statement of Additional Information for a detailed description of these rules. Other rules may apply to Qualified Policies. (See also "DISTRIBUTIONS UNDER THE POLICY--Death Benefit" p.
38)

Restrictions Under the Texas Optional Retirement Program

      Section 36.105 of the Texas Educational Code permits participants in the Texas Optional Retirement Program (ORP) to withdraw their interest in a variable annuity Policy issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement; or (3) death. Accordingly, a participant in the ORP (or the participant's estate if the participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before the account can be redeemed.

Restrictions Under Section 403(b) Plans

      Section 403(b) of the Internal Revenue Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. In accordance with the requirements of Section 403(b), any Policy used for a 403(b) plan will prohibit distributions of elective contributions and earnings on elective contributions except upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

Restrictions Under Qualified Policies

      Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Policies or under the terms of the plans in respect of which Qualified Policies are issued.

                            CHARGES AND DEDUCTIONS

      No deductions are made from Premium Payments, so that the full amount of each Premium Payment is invested in one or more of the Accounts. PFL will make certain charges and deductions in connection with the Policy in order to compensate it for incurring expenses in distributing the Policy, bearing mortality and expense risks under the Policy, and administering the Accounts and the Policies. Charges may also be made for premium taxes, federal, state or local taxes, or for certain transfers or other transactions. Charges and expenses are also deducted from the Underlying Funds.

Surrender Charge

      PFL will incur expenses relating to the sale of Policies, including commissions to registered representatives and other promotional expenses. PFL may deduct a Surrender Charge from any amount surrendered (i.e., withdrawn) in connection with a partial withdrawal or a surrender in order to cover a portion of such distribution expenses. A Surrender Charge will not be deducted from a withdrawal, after the first Policy Year, of up to 10% of the Policy Value, if there have been no partial withdrawals in the current Policy Year. (See "DISTRIBUTIONS UNDER THE POLICY--Surrenders," p. 32.)

      The Surrender Charge is not imposed upon exercise of the Nursing Care and Terminal Condition Option. This feature may no be available in all states. (See "DISTRIBUTIONS UNDER THE POLICY," p.32, and Appendix B.)

      The amount of the Surrender Charge is determined by multiplying the amount of the Premium Payments withdrawn by the applicable Surrender Charge Percentage. The applicable Surrender Charge Percentage will depend upon the number of years that have elapsed since the Premium Payment that is being withdrawn was made. For this purpose, surrenders are allocated to Premium Payments on a "first in-first out" basis, that is, first to the oldest Premium Payment, then to the next oldest Premium Payment, and so on. Premium Payments are deemed to be withdrawn before earnings, and after all Premium Payments have been withdrawn, the remaining Adjusted Policy Value may be withdrawn without any Surrender Charge. The following is the table of Surrender Charge Percentages:




                                                  Applicable Surrender
               Number of                         Sales Charge Percentage
             Years Since                           (as percentage of
          Premium Payment Date                 Premium Payment withdrawn)
          --------------------                 --------------------------
     Less than 1.......................                     7%
     At least 1 and less than 2........                     6%
     At least 2 and less than 3........                     5%
     At least 3 and less than 4........                     4%
     At least 4 and less than 5........                     3%
     At least 5 and less than 6........                     2%
     At least 6 and less than 7........                     1%

      PFL anticipates that the Surrender Charge will not generate sufficient funds to pay the cost of distributing the Policies. If this charge is insufficient to cover the distribution expenses, the deficiency will be met from PFL's general funds, which will include amounts derived from the fee for mortality and expense risks and the Distribution Financing Charge.

Mortality and Expense Risk Fee

           PFL imposes a daily charge as compensation for bearing certain mortality and expense risks in connection with the Policies. For the 5% Annually Compounding Death Benefit and the Annual Step-Up Death Benefit, this charge is equal to an effective annual rate of 1.25% of the daily net asset value of the Mutual Fund Account. For the Return of Premium Death Benefit, the corresponding charge is equal to an effective annual rate of 1.10% of the daily net asset value of the Mutual Fund Account. The Mortality and Expense Risk Fee is reflected in the Accumulation or Annuity Unit Values for the Policy for each Subaccount.

      Policy Values and Annuity Payments are not affected by changes in actual mortality experience nor by actual expenses incurred by PFL. The mortality risks assumed by PFL arise from its contractual obligations to make Annuity Payments (determined in accordance with the Annuity tables and other provisions contained in the Policy) and to pay Death Benefits prior to the Annuity Commencement Date. Thus, Owners are assured that neither an Annuitant's own longevity nor an unanticipated improvement in general life expectancy will adversely affect the monthly Annuity payments that the Annuitant will receive under the Policy.

      PFL also bears substantial risk in connection with the Death Benefit Guarantee since PFL will pay a Death Benefit equal to the Guaranteed Minimum Death Benefit if that amount is higher than the Policy Value.

      The expense risk assumed by PFL is the risk that PFL's actual expenses in administering the Policy and the Accounts will exceed the amount recovered through the Administrative Charges.

      If the Mortality and Expense Risk Fee is insufficient to cover PFL's actual costs, PFL will bear the loss; conversely, if the charge is more than sufficient to cover costs, the excess will be profit to PFL. PFL expects a profit from this charge. To the extent that the Surrender Charge is insufficient to cover the actual cost of Policy distribution, the deficiency will be met from PFL's general corporate assets, which may include amounts, if any, derived from the Distribution Financing Charge and, if necessary, the Mortality and Expense Risk Fee. A Mortality and Expense Risk Fee is assessed during the annuity phase for all Variable Annuity Options including those that do not carry a life contingency.

Administrative Charges
           Service Charge. In order to cover the costs of administering the Policies, PFL deducts a Service Charge from the Policy Value of each Policy. The annual Service Charge is deducted from the Policy Value of each Policy on each Policy Anniversary prior to the Annuity Commencement Date. PFL also reserves the right to charge up to $35 at the time of surrender during any Policy Year. The charge is not deducted after the Annuity Commencement Date. The annual Service Charge is the lesser of 2% of the Policy Value or $35, and it will not be increased in the future. This charge is waived if either the Policy Value or the sum of all Premium Payments less the sum of all partial withdrawals equals or exceeds $50,000 on a Policy Anniversary (or date of surrender). PFL does not anticipate that it will realize any profit from this Service Charge. The Service Charge will be deducted from the

Investment Option(s) in the same proportion that the Owner's interest in each Investment Option bears to the Owner's total Policy Value.


      Administrative Charge. PFL also deducts a daily Administrative Charge from the net assets of the Mutual Fund Account to partially cover expenses incurred by PFL in connection with the administration of the Account and the Policies. The effective annual rate of this charge is .15% of the daily net assets value of the Mutual Fund Account. (See "CHARGES AND DEDUCTIONS--Administrative Charges," p. 42.)







Distribution Financing Charge


      During the first seven Policy Years, PFL deducts a daily Distribution Financing Charge equal to an effective annual rate of 0.15% of the daily net asset value of the Mutual Fund Account. PFL guarantees that the cumulative amount of the charge, plus the Surrender Charge, will never exceed 8.5% of the cumulative Premium Payments for a Policy. The Distribution Financing Charge is paid to PFL and is designed to partially compensate PFL for the cost of distributing the Policies. The Distribution Financing Charge will be used to support marketing efforts, training of representatives and reimbursement of expenses incurred by broker/dealers who sell the Policies. The staff of the SEC deems such charge to constitute a deferred sales charge.

Premium Taxes

      PFL currently makes no deduction from the Premium Payments for any state premium taxes PFL pays in connection with Premium Payments under the Policies. However, PFL will, when permitted by state law, deduct the aggregate premium taxes paid on behalf of a particular Policy on (i) the Annuity Commencement Date, (ii) the total surrender of a Policy, or (iii) payment of the death proceeds of a Policy. Premium taxes currently range from 0% to 3.50% of Premium Payments.

Federal, State and Local Taxes

      No charges are currently made for federal, state, or local taxes other than premium taxes. However, PFL reserves the right to deduct charges in the future for any taxes or other economic burden resulting from the application of any tax laws that PFL determines to be attributable to the accounts or the policies.

Transfer Charge

      There is no charge for the first 12 transfers between Investment Options in each Policy Year. PFL reserves the right to impose a $10 charge for the thirteenth and each subsequent transfer request made by the Owner during a single Policy Year. For the purpose of determining whether a transfer charge is payable, Premium Payment allocations are not considered transfers. All transfer requests made simultaneously will be treated as a single request. No transfer charge will be imposed for any transfer which is not at the Owner's request.

Other Expenses Including Investment Advisory Fees

      Each of the Portfolios of the Underlying Funds is responsible for all of its expenses. In addition, charges will be made against each of the Portfolios of the Underlying Funds for investment advisory services provided to the Portfolio. The net assets of each Portfolio of the Underlying Funds will reflect deductions in connection with the investment advisory fee and other expenses.

      For more information concerning the investment advisory fee and other charges against the Portfolios, see the prospectuses for the Underlying Funds, current copies of which accompany this Prospectus.

Employee and Agent Purchases

      The Policy may be acquired by an employee or registered representative of any broker/dealer authorized to sell the Policy or their spouse or minor children, or by an officer, director, trustee or bona-fide full-time employee of PFL or its affiliated companies or their spouse or minor children. In such case, a bonus of 5% of each premium deposit may be credited to the Policy due to lower acquisition costs PFL experiences on these purchases. The bonus will be reported to the Internal Revenue Service as taxable income to the employee or registered representative. Compensation to the registered representative and broker/dealer will be reduced by the amount of such bonus.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Policy, based on the Internal Revenue Code of 1986, as amended (the "Code"), proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

      At the time the initial Premium Payment is paid, a prospective purchaser must specify whether he or she is purchasing a Nonqualified Policy or a Qualified Policy. If the initial Premium Payment is derived from an exchange or surrender of another annuity policy, PFL may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity policy. PFL will require that persons purchase separate Policies if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Policy would require the minimum initial Premium Payment stated above.

Subsequent Additional Premium Payments under a Policy must qualify for the same federal income tax treatment as the initial Premium Payment under the Policy; PFL will not accept a Subsequent Additional Premium Payment under a Policy if the federal income tax treatment of such Premium Payment would be different from that of the initial Premium Payment.

      The Qualified Policies were designed for use by retirement plans and individual retirement accounts that qualify for special federal income tax treatment under Sections 401(a), 403(b), or 408(a), or 457 of the Code and individuals purchasing individual retirement annuities that qualify for special federal income tax treatment under Section 408(b) of the Code. Certain requirements must be satisfied in purchasing a Qualified Policy in order for the plan, account or annuity to retain its special tax treatment. This summary is not intended to cover such requirements, and assumes that Qualified Policies are purchased pursuant to retirement plans or individual retirement accounts, or are individual retirement annuities, that qualify for such special tax treatment. This summary was prepared by PFL after consultation with tax counsel, but no opinion of tax counsel has been obtained.

THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL PURPOSES ONLY. EACH POTENTIAL PURCHASER IS URGED TO CONSULT HIS/HER OWN TAX ADVISER AS TO THE CONSEQUENCES OF INVESTMENT IN A POLICY UNDER FEDERAL AND APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

Tax Status of the Policy

      The following discussion is based on the assumption that the Policy qualifies as an annuity contract for federal income tax purposes. The Statement of Additional Information discusses the tax requirements for qualifying as an annuity contract.

Taxation of Annuities

      The discussion below applies only to those Policies owned by natural persons, and that qualify as annuity contracts for federal income tax purposes. With respect to Owners who are natural persons, the Policy should be treated as an annuity contract for federal income tax purposes.


      In General. Except as described below with respect to Owners who are not natural persons, an Owner who holds a Policy satisfying the diversification and distribution requirements described in the Statement of Additional Information should not be taxed on increases in the Policy Value until an amount is received or deemed received, e.g., upon a partial withdrawal or surrender or as Annuity Payments under the Annuity Option selected. Generally, any amount received or deemed received under a Nonqualified Annuity Contract prior to the Annuity Commencement Date is deemed to come first from any "Income on the Contract" and then from the "Investment in the Contract." The "Investment in the Contract" generally equals total premium payments less amounts received which were not includable in gross income. To the extent that the Policy Value (Cash Value in the event of a surrender) exceeds the "Investment in the Contract," such excess constitutes the "Income on the Contract." For these purposes such "Income on the Contract" shall be computed by reference to the aggregation rules described below, and the amount includable in gross income will be taxable as ordinary income. If at the time that any amount is received or deemed received there is no "Income on the Contract" (e.g., because the gross Policy Value does not exceed the "Investment in the Contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "Investment in the Contract."


      For this purpose, the assignment, pledge or agreement to assign or pledge any portion of the Policy Value (including assignment of Owner's right to receive Annuity Payments prior to the

Annuity Commencement Date) generally will be treated as a distribution in the amount of such portion of the Policy Value. Additionally, if an Owner designates a new Owner prior to the Annuity Commencement Date without receiving full and adequate consideration, the old Owner generally will be treated as receiving a distribution under the Policy in an amount equal to the Policy Value. A transfer of ownership or an assignment of a Policy, or designation of an Annuitant or Beneficiary who is not also the Owner, as well as the selection of certain Annuity Commencement Dates, may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, designation, selection or assignment of a Policy should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

      Aggregation Rules. Generally all nonqualified deferred annuity contracts issued by the same company (or an affiliated company) to the same owner during any calendar year shall be treated as one annuity contract, and "aggregated" for purposes of determining the amount includable in gross income. In addition, for such purposes all individual retirement annuities and accounts under Section 408 of the Code for an individual are aggregated, and generally all distributions therefrom during a calendar year are treated as one distribution made as of the end of such year.


      Surrenders or Partial Withdrawals. In the case of a partial withdrawal (including systematic partial withdrawals) under a Nonqualified Policy, the amount received generally will be includable in gross income to the extent that it does not exceed the "Income on the Contract," which is generally equal to the excess of the Policy Value immediately before the partial withdrawal over the "Investment in the Contract" at that time. However, for these purposes the Policy Value immediately before a partial withdrawal may have to be increased by any positive Excess Interest Adjustment which results from such a partial withdrawal or which could result from a simultaneous surrender, and may need further adjustments if the aggregation rules apply. There is, however, no definitive guidance on the proper tax treatment of Excess Interest Adjustments, and the Owner should contact a competent tax adviser with respect to the potential tax consequences of an Excess Interest Adjustment that may apply in the case of a Non-Qualified Policy or a Qualified Policy. In the case of a partial withdrawal (including systematic partial withdrawals) under a Qualified Policy (other than one qualified under Section 457 of the Code), a ratable portion of the amount received is generally excludable from gross income, based on the ratio of the "Investment in the Contract" to the individual's total Policy Value or accrued benefit under the retirement plan at the time of each such payment. For a Qualified Policy, the "Investment in the Contract" can be zero. Special tax rules may be available for certain distributions from a Qualified Policy. In the case of a surrender under a Nonqualified Policy or a Qualified Policy, the amount received generally will be taxable only to the extent it exceeds the "Investment in the Contract", unless the aggregation rules apply.

      Annuity Payments. Although the tax consequences may vary depending on the Annuity Payment Option elected under the Policy, in general only a portion of the Annuity Payments received after the Annuity Commencement Date will be includable in the gross income of the recipient.


      For Fixed Annuity Payments, in general the excludable portion of each payment is determined by dividing the "Investment in the Contract" on the Annuity Commencement Date by the total expected return resulting from the Annuity Payments for the term of the payments. The remainder of each Annuity Payment is includable in gross income. Once the "Investment in the Contract" has been fully recovered, the full amount of any additional Annuity Payments received is includable in gross income.

      For Variable Annuity Payments, the includable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is excludable from gross income. This dollar amount is determined by dividing the "Investment in the Contract" on the Annuity Commencement Date by the total number of expected periodic payments. The remainder of each Annuity Payment is includable in gross income. Once the "Investment in the Contract" has been fully recovered, the full amount of any additional Annuity Payments is includable in gross income.


      Where an Owner allocates a portion of the Adjusted Policy Value on the Annuity Commencement Date to more than one annuity payment option (fixed or variable), special rules govern the allocation of the Policy's entire "Investment in the Contract" on such date to each such option, for purposes of determining the excludable amount of each payment received under that option. PFL makes no attempt to describe these allocation rules, because they would prescribe a complex variety of results, depending on how the allocations were made among the various types of annuity payment options. Instead, any Owner is advised to consult a competent tax adviser as to the potential tax effects of allocating any amount of Adjusted Policy Value to any particular annuity payment option.

      If, after the Annuity Commencement Date, Annuity Payments cease by reason of the death of the Annuitant, the excess (if any) of the "Investment in the Contract" as of the Annuity Commencement Date over the aggregate amount of Annuity Payments received on or after the Annuity Commencement Date that was excluded from gross income is allowable as a deduction for the last taxable year of the Annuitant.


      Taxation of Death Benefit Proceeds. Amounts may be distributed from the Policy because of the death of an Owner or the Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a surrender, as described above, or (2) if distributed under an Annuity Payment Option, they are taxed in the same manner as Annuity Payments, as described above. For these purposes, the "Investment in the Contract" is not affected by the Owner's or Annuitant's death. That is, the "Investment in the Contract" remains generally the total premium payments less amounts received which were not includable in gross income.


      Penalty Taxes. In the case of any amount received or deemed received from the Policy, e.g., upon a surrender of a Policy or a deemed distribution under a Policy resulting from a pledge, assignment or agreement to pledge or assign or an Annuity Payment with respect to a Policy, there may be imposed on the recipient a federal penalty tax equal to 10% of the amount includable in gross income. The penalty tax generally will not apply to any distribution: (i) made on or after the date on which the taxpayer attains age 59 1/2; (ii) made as a result of the death of the holder (generally the Owner); (iii) attributable to the disability of the taxpayer; or (iv) which is part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and the taxpayer's beneficiary. Other rules may apply to Qualified Policies.

      Withholding. The portion of any distribution under a Policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. For certain Qualified Policies, certain distributions are subject to mandatory withholding.


      Qualified Policies. The Qualified Policy is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Policy administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Policies comply with applicable law.

      PFL makes no attempt to provide more than general information about use of the Policy with the various types of retirement plans. Purchasers of Policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the Policy.


      Individual Retirement Annuities. In order to qualify as an individual retirement annuity under Section 408(b) of the Code, a Policy must contain certain provisions: (i) the Owner must be the Annuitant; (ii) the Policy generally is not transferable by the Owner, e.g., the Owner may not designate a new Owner, designate a Contingent Owner or assign the Policy as collateral security; (iii) the total Premium Payments for any calendar year may not exceed $2,000, except in case of a rollover amount or contribution under Sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) Annuity Payments or partial withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the Annuitant attains age 70 1/2; (v) an Annuity Payment Option with a Period Certain that will guarantee Annuity Payments beyond the life expectancy of the Annuitant and the Beneficiary may not be selected; and (vi) certain payments of Death Benefits must be made in the event the Annuitant dies prior to the distribution of the Policy Value. Policies intended to qualify as individual retirement annuities under Section 408(b) of the Code contain such provisions.


      Section 408 of the Code also indicates that no part of the funds for an individual retirement account or annuity ("IRA") should be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the premiums paid or the cash value for the contract. The Policy provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the Policy under Section 408 of the Code. The Internal Revenue Service has not reviewed the Policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the Policy, comports with IRA qualification requirements.


      Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase Policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

      Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the Policy is assigned or transferred to any individual as a means to provide benefit payments.

      Deferred Compensation Plans. Section 457 of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political sub-divisions, agencies, instrumentalities and certain affiliates of such entities and tax exempt organizations which enjoy special treatment. The Policies can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. All such investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its
Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

      Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an Owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the Annuity Purchase Value as of the close of the taxable year and all previous distributions under the Policy over (ii) the sum of the Premium Payments paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the Policy. For these purposes, the Policy Value at year end may have to be increased by any positive Excess Interest Adjustment which could result from a surrender at such time. There is, however, no definitive guidance on the proper tax treatment of Excess Interest Adjustments, and the Owner should contact a competent tax adviser with respect to the potential tax consequences of an Excess Interest Adjustment. Notwithstanding the preceding sentences in this paragraph, Section 72(u) of the Code does not apply to (i) a Policy the nominal Owner of which is not a natural person but the beneficial Owner of which is a natural person, (ii) a Policy acquired by the estate of a decedent by reason of such decedent's death, (iii) a Qualified Policy (other than one qualified under Section 457) or (iv) a single-payment annuity the Annuity Commencement Date for which is no later than one year from the date of the single Premium Payment; instead, such Policies are taxed as described above under the heading "Taxation of Annuities."

      Possible Changes in Taxation. In past years, legislation has been proposed in the U.S. Congress that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this Prospectus Congress was not actively considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

                          DISTRIBUTOR OF THE POLICIES


      AEGON USA Securities, Inc., an affiliate of PFL, is the principal underwriter of the Policies. AEGON USA Securities, Inc. has entered or will enter into one or more agreements with various broker-dealers for the distribution of the Policies. Commissions on Policy sales are paid to broker/dealers. Commissions payable to broker/dealers will be up to 6% of Premium Payments, or 5% plus an annual continuing fee based on Policy Values. In addition, certain broker/dealers may receive additional commissions, expense allowances, and additional annual continuing fees based upon sales volume, agent or service training responsibilities, and other factors. The Distribution Financing Charge will be used by PFL to support these activities and reimbursements. These commissions are not deducted from Premium Payments, they are paid by PFL.

                                 VOTING RIGHTS

      To the extent required by law, PFL will vote the Underlying Funds shares held by the Mutual Fund Account at regular and special shareholder meetings of the Underlying Funds in accordance with instructions received from persons having voting interests in the portfolios. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result PFL determines that it is permitted to vote the Underlying Funds' shares in its own right, it may elect to do so.

      Before the Annuity Commencement Date, the Policy Owner holds the voting interest in the selected Portfolios. The number of votes that an Owner has the right to instruct will be calculated separately for each Subaccount. The number of votes that an Owner has the right to instruct for a particular Subaccount will be determined by dividing the Owner's Policy Value in the Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. Fractional shares will be counted.

      After the Annuity Commencement Date, the person receiving Annuity Payments has the voting interest, and the number of votes decreases as Annuity Payments are made and as the reserves for the Policy decrease. The person's number of votes will be determined by dividing the reserve for the Policy allocated to the applicable Subaccount by the net asset value per share of the corresponding Portfolio. Fractional shares will be counted.

      The number of votes that the Owner or person receiving income payments has the right to instruct will be determined as of the date established by the Underlying Funds for determining shareholders eligible to vote at the meeting of the Underlying Funds. PFL will solicit voting instructions by sending Owners or other persons entitled to vote written requests for instructions prior to that meeting in accordance with procedures established by the Underlying Funds. Portfolio shares as to which no timely instructions are received and shares held by PFL in which Owners or other persons entitled to vote have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all Policies participating in the same Subaccount.

      Each person having a voting interest in a Subaccount will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

                               LEGAL PROCEEDINGS

      There are no legal proceedings to which the Mutual Fund Account is a party or to which the assets of the Account are subject. PFL is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Mutual Fund Account.

                      STATEMENT OF ADDITIONAL INFORMATION

      A Statement of Additional Information is available (at no cost) which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:

                                                          TABLE OF CONTENTS

                                                                    Page
The Policy--General Provisions....................................     3
    Owner.........................................................     3
    Entire Policy.................................................     3
    Deferment of Payment and Transfers............................     3
    Misstatement of Age or Sex....................................     4
    Reallocation of Policy Values After the Annuity
       Commencement Date..........................................     4
    Assignment....................................................     4
    Evidence of Survival..........................................     4
    Non-Participating.............................................     5
    Amendments....................................................     5
Federal Tax Matters...............................................     5
    Tax Status of the Policy......................................     5
    Taxation of PFL...............................................     6
Investment Experience.............................................     6
State Regulation of PFL...........................................    11
Administration....................................................    11
Records and Reports...............................................    11
Distribution of the Policies......................................    11
Custody of Assets.................................................    11
Historical Performance Data.......................................    12
    Money Market Yields...........................................    12
    Other Subaccount Yields.......................................    13
    Total Returns.................................................    13
    Other Performance Data........................................    14
    Hypothetical Performance Data                                     14
Legal Matters.....................................................    15
Independent Auditors..............................................    15
Other Information.................................................    15
Financial Statements..............................................    15

                                  APPENDIX A

                         Excess Interest Adjustment(1)

The formula which will be used to determined the Excess Interest Adjustment
(EIA) is:


                             S*(G - C)* (M divided by 12)

S   = Gross amount being withdrawn that is subject to the EIA

G   = Guaranteed Interest Rate in effect for the policy

C   = Current Guaranteed Interest Rate then being offered on new premiums for the next longer option period than "M". If this policy form or such an option period is no longer offered, "C" will be the U.S. Treasury rate for the next longer maturity (in whole years) than "M" on the 25th day of the previous calendar month, plus up to 2%.

M   = Number of months remaining in the current option period, rounded up to the next higher whole number of months.

Example 1 (Surrender, rates increase by 3%):

Single Premium:

                               $50,000

Guarantee Period:

                               5 Years

Guarantee Rate:

                               5.50% per annum

Surrender:

                               Middle of Contract Year 3

Policy Value at middle of Contract Year 3

                               = 50,000* (1.055) /2.5/ = 57,161.18

Penalty Free Amount at middle of Contract Year 3

                               = 57,161.18* .10 = 5,716.12

Amount Subject to EIA

                               = 57,161.18 - 5,716.12 = 51,445.06

EIA Floor

                               = 50,000* (1.03) /2.5/ = 53,834.80


Excess Interest Adjustment

   G       = .055

   C       = .085

   M       =   30

Excess Interest Adjustment

                        = S* (G/- C/)* (M divided by 12)
                        = 51,445.06* (.055 - .085)* (30 divided by 12)
                        = -3,858.38, but Excess Interest Adjustment cannot cause the Adjusted Policy Value to fall below the floor, so the adjustment is limited to 53,834.80 - 57,161.18 = (-3,326.38)

Adjusted Policy Value ("APV")

                        = APV + EIA = 57,161.18 + (-3,326.38) = 53,834.80

Surrender Charges

                        = (50,000 - 5,716.12)* .05
                        = 2,214.19

Net Surrender Value at middle of Contract Year 3

                        = 53,834.80 - 2,214.19
                        = 51,620.61


Example 2 (Surrender, rates decrease by 1%):

Single Premium:

                        $50,000

Guarantee Period:

                        5 Years

Guarantee Rate:

                        5.50% per annum


Surrender:

                        Middle of Contract Year 3

Policy Value at middle of Contract Year 3

                        = 50,000* (1.055) /2.5/ = 57,161.18

Penalty Free Amount at middle of Contract Year 3

                        = 57,161.18* .10 = 5,716.12

Amount Subject to EIA

                        = 57,161.18 - 5,716.12 = 51,445.06

EIA Floor

                        = 50,000* (1.03) /2.5/ = 53,834.80

Excess Interest Adjustment

   G       = .055

   C       = .045

   M       = 30


Excess Interest Adjustment

                              = S* (G/- C/)* (M divided by 12)
                              = 51,445.06* (.055/-.045/)* (30 divided by 12)
                              = 1,286.13

Adjusted APV

                              = 57,161.18 + 1,286.13 = 58,447.31

Surrender Charges

                              = (50,000/-5,716.12/)* .05
                              = 2,214.19

Net Surrender Value at middle of
   Contract Year 3

                              = 58,447.31/-2,214.19/
                              = 56,233.12


      On a partial withdrawal, PFL will pay the policy holder the full amount of withdrawal requested (as long as the Policy Value is sufficient). Surrender Charge free/adjustment free partial withdrawals will reduce the APV by the amount withdrawn. Amounts withdrawn in excess of the Surrender Charge free/adjustment free portion will reduce the APV by an amount equal to:

                                     X-Y+Z

X  = Excess Partial Withdrawal

Y = Excess Interest Adjustment = (X)*(G-C)*(M divided by 12) where G, C, and M are defined above.

Z = Surrender Charge on X - Y.

Example 3 (Partial Withdrawal, rates increase by 1%):

Single Premium:

                               $50,000

Guarantee Period:

                               5 Years

Guarantee Rate:

                               5.50% per annum

Partial withdrawal:

                               $20,000; Middle of Contract Year 3

Policy Value at middle of Contract Year 3

                        = 50,000* (1.055) /2.5/ = 57,161.18

Penalty Free Amount at middle of Contract Year 3

                        = 57,161.18* .10 = 5,716.12

Excess Interest/Surrender Charge (SC) Adjustment

   X       = 20,000 - 5,716.12 = 14,283.88

   G       = .055

   C       = .065

   M       = 30

   Y       = 14,283.88* (.055 - .065)* (30 divided by 12) = (-357.10)

   Z       = .05* (20,000 - 5,716.12 - (-357.10)) = 732.05

Reduction to APV for Excess
Withdrawal:

                        = X - Y + Z

                        = 14,283.88 - (-357.10) + 732.05

                        = 15,373.03


Remaining Policy Value at middle of Contract Year 3

                        = 57,161.18 - 5,716.12 - 15,373.03

                        = 36,072.03

Example 4 (Partial Withdrawal, rates decrease by 1%):

Single Premium:

                        $50,000

Guarantee Period:

                        5 Years

Guarantee Rate:

                        5.50% per annum

Partial withdrawal:

                        $20,000; Middle of Contract Year 3


Policy Value at middle of Contract Year 3

                        = 50,000* (1,055) # 2.5 = 57,161.18

Penalty Free Amount at middle of Contract Year 3

                        = 57,161.18* .10 = 5,716.12

Excess Interest/Surrender Charge Adjustment

   X       = 20,000/-5,716.12/ = 14,283.88
   G       = .055
   C       = .045

   M       = 30

   Y       = 14.283.88*(.055/-.045/)*(30 divided by 12) = 357.10

   Z       = .05* (20,000 - 5,716.12 - 357.10) = 696.34

Reduction to APV for Excess Withdrawal:

                        = X-Y + Z

                        = 14,283.88 - 357.10 + 696.34


                        = 14,623.12


Remaining Policy Value at
  middle of Contract Year 3


                        = 57,161.18/-5,716.12/ /-14,623.12/

                        = 36,821.94

(1)        * represents multiplication;
          // represents exponentiation.

                                  APPENDIX B

The dates shown below are the approximate first issue dates of the various versions of the Policy. These dates will vary by state in many cases. This Appendix describes certain of the more significant differences in features of the various versions of the Policy. There may be additional variations. Please see your actual policy and any attachments for determining your specific coverage.


-----------------------------------------------------------------------------------------------------------------------------------
Policy Form/Endorsement                                                Approximate First Issue Date
-----------------------------------------------------------------------------------------------------------------------------------
AV201 101 65 189  (Policy Form)                                        January 1991
-----------------------------------------------------------------------------------------------------------------------------------
AE830 292  (endorsement)                                               May 1992
-----------------------------------------------------------------------------------------------------------------------------------
AE847 394  (endorsement)                                               June 1994
-----------------------------------------------------------------------------------------------------------------------------------
AE871 295  (endorsement)                                               May 1995
-----------------------------------------------------------------------------------------------------------------------------------
AV254 101 87 196  (Policy Form)                                        June 1996
-----------------------------------------------------------------------------------------------------------------------------------
AE909 496  (endorsement)                                               June 1996
-----------------------------------------------------------------------------------------------------------------------------------
AE890 196  (endorsement)                                               June 1996
-----------------------------------------------------------------------------------------------------------------------------------
AV320 101 99 197  (Policy Form)                                        Anticipated:  May 1997
-----------------------------------------------------------------------------------------------------------------------------------
AE945 197  (endorsement)                                               Anticipated:  May 1997
-----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
Product Feature                     AV201 101 65 189                     AV201 101 65 189,
                                                                         AE830 292, and
                                                                         AE847 394
------------------------------------------------------------------------------------------------------
Excess Interest Adjustment          N/A                                  N/A
------------------------------------------------------------------------------------------------------
Guaranteed Minimum Death            Total Premiums Paid, less any        5% Annually Compounding
Benefit Option(s)                   partial withdrawals and any          (Option A).
                                    surrender charges made before
                                    death, accumulated at 4% to the
                                    date we receive due proof of death
                                    or the Policy Value on the date we
                                    receive due proof of death, which
                                    ever is greater.
------------------------------------------------------------------------------------------------------
Guaranteed Period Options           1 and 3 year guaranteed periods      1 and 3 year guaranteed
(available in the Fixed Account)    available.                           periods available.
------------------------------------------------------------------------------------------------------
Minimum effective annual interest   4%                                   4%
rate applicable to the fixed
account
------------------------------------------------------------------------------------------------------
Asset Rebalancing                   N/A                                  N/A
------------------------------------------------------------------------------------------------------
Death Proceeds                      Greater of 1) the Policy Value on    Greater of (a) Policy Value
                                    the date we receive due proof of     and (b) 5% Annually
                                    death, or 2) the total premiums      Compounding Death Benefit
                                    paid for this policy, less any
                                    partial withdrawals and any
                                    surrender charges made before
                                    death, accumulated at 4% interest
                                    per annum to the date we receive
                                    due proof of death
------------------------------------------------------------------------------------------------------
Distribution Financing Charge       N/A                                  N/A
------------------------------------------------------------------------------------------------------
Dollar Cost Averaging Fixed         N/A                                  N/A
Account Option
------------------------------------------------------------------------------------------------------
Service Charge                      $35 assessed on each Policy          $35 assessed on each Policy
                                    Anniversary.  Not deducted from      Anniversary.  Not deducted
                                    the Fixed Account.                   from the Fixed Account.

------------------------------------------------------------------------------------------------------
Nursing Care and Terminal           N/A                                  yes
Condition Withdrawal Option
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
AV201 101 65 189,                   AV254 101 87 196,                    AV320 101 99 197, and AE945
AE847 394, and                      AE909 496, and                       197
AE871 295                           AE890 196
------------------------------------------------------------------------------------------------------
N/A                                 yes                                  yes
------------------------------------------------------------------------------------------------------
5% Annually Compounding             5% Annually Compounding              5% Annually Compounding
(Option A) or Annual Step-Up        (Option A) or Annual                 (Option A), Annual Step-Up
(Option B).  Option A is only       Step-Up (Option B).  Option          (Option B), or Return of
available if Owner and              A is only available if               Premium (Option C).  Option A
Annuitant are both under age        Owner and Annuitant are              is only available if Owner
75.                                 both under age 75.                   and Annuitant are both under
                                                                         age 75.  Option B is only
                                                                         available if Owner and
                                                                         Annuitant are under age 81.
------------------------------------------------------------------------------------------------------
1 and 3 year guaranteed             1, 3, 5, and 7 year                  1, 3, 5, and 7 year
periods available.                  guaranteed periods                   guaranteed periods available.
                                    available.
------------------------------------------------------------------------------------------------------
4%                                  3%                                   3%

------------------------------------------------------------------------------------------------------
N/A                                 Yes                                  Yes
------------------------------------------------------------------------------------------------------
Greatest of (a) Annuity             Greatest of (a) Annuity              Greatest of (a) Policy Value,
Purchase Value, (b) Cash            Purchase Value, (b) Cash             (b) Cash Value, and (c)
Value, and (c) Guaranteed           Value, and (c) Guaranteed            Guaranteed Minimum Death
Minimum Death Benefit               Minimum Death Benefit.               Benefit.

------------------------------------------------------------------------------------------------------
N/A                                 N/A                                  Applicable
------------------------------------------------------------------------------------------------------
N/A                                 yes                                  yes
------------------------------------------------------------------------------------------------------
Assessed only on a Policy           Assessed only on a Policy            Assessed either on a Policy
Anniversary; Waived if Sum of       Anniversary;  Waived if Sum          Anniversary or on Surrender;
Premium Payments less partial       of Premium Payments less             Waived if Sum of Premium
withdrawals is at least             partial withdrawals is at            Payments less partial
$50,000 on the Policy               least $50,000 on the Policy          withdrawals or the Policy
Anniversary.  Not deducted          Anniversary.  Not deducted           Value is at least $50,000 on
from the Fixed Account.             from the Fixed Account.              the Policy Anniversary or at
                                                                         the time of Surrender.  The
                                                                         Service Charge is deducted
                                                                         pro-rata from the Fixed
                                                                         Account and the Sub-Accounts
                                                                         of the Mutual Fund.
------------------------------------------------------------------------------------------------------
yes                                 yes                                  yes
------------------------------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

                          THE ENDEAVOR VARIABLE ANNUITY

                                 Issued through

                              PFL ENDEAVOR VARIABLE
                                 ANNUITY ACCOUNT

                                   Offered by
                           PFL LIFE INSURANCE COMPANY

                            4333 Edgewood Road, N.E.
                          Cedar Rapids, Iowa 52499-0001

      This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Endeavor Variable Annuity (the "Policy") offered by PFL Life Insurance Company. You may obtain a copy of the Prospectus dated May 1, 1997 by calling 1-800-525-6205, or by writing to the Administrative and Service Office, Financial Markets Division--Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. Terms used in the current Prospectus for the Policy are incorporated in this Statement of Additional Information.

      THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUSES FOR THE POLICY, ENDEAVOR SERIES TRUST AND THE GROWTH PORTFOLIO OF THE WRL SERIES FUND, INC.

Dated:  May 1, 1997

                                TABLE OF CONTENTS

                                                                                                Page
The Policy--General Provisions...............................................................      3
      Owner.................................................................................       3
      Entire Policy.........................................................................       3
      Deferment of Payment and Transfers....................................................       3
      Misstatement of Age or Sex............................................................       4
      Reallocation of Policy Values After the Annuity Commencement Date.....................       4
      Assignment............................................................................       4
      Evidence of Survival..................................................................       4
      Non-Participating.....................................................................       5
      Amendments............................................................................       5
Federal Tax Matters (49)....................................................................       5
      Tax Status of the Policy..............................................................       5
      Taxation of PFL.......................................................................       6
Investment Experience.......................................................................       6
State Regulation of PFL.....................................................................      11
Administration..............................................................................      11
Records and Reports.........................................................................      11
Distribution of the Policies (55)...........................................................      11
Custody of Assets...........................................................................      11
Historical Performance Data (19)............................................................      12
      Money Market Yields...................................................................      12
      Other Subaccount Yields...............................................................      13
      Total Returns.........................................................................      13
      Other Performance Data................................................................      14
      Hypothetical Performance Data.........................................................      14
Legal Matters...............................................................................      15
Independent Auditors........................................................................      15
Other Information...........................................................................      15
Financial Statements (18)...................................................................      15

(Numbers in parenthesis indicate corresponding pages of the Prospectus).

      In order to supplement the description in the Prospectus, the following provides additional information about PFL and the Policy which may be of interest to an Owner.

                         THE POLICY--GENERAL PROVISIONS

Owner

      The Policy shall belong to the Owner upon issuance of the Policy after completion of an application and delivery of the initial Premium Payment. While the Annuitant is living, the Owner may: (1) assign the Policy; (2) surrender the Policy; (3) amend or modify the Policy with PFL's consent; (4) receive annuity payments or name a Payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the Policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable Beneficiary; and of the Owner's spouse in a community of marital property state.

      A Successor Owner can be named in the Policy application or in a Written Notice. The Successor Owner will become the new Owner upon the Owner's death, if the Owner predeceases the Annuitant. If no Successor Owner survives the Owner and the Owner predeceases the Annuitant, the Owner's estate will become the Owner.

      The Owner may change the ownership of the Policy in a Written Notice. When this change takes effect, all rights of ownership in the Policy will pass to the new Owner. A change of ownership may have adverse tax consequences.

      When there is a change of Owner or Successor Owner, the change will take effect as of the date the Owner signs the Written Notice, subject to any payment PFL has made or action PFL has taken before recording the change. Changing the Owner or naming a new Successor Owner cancels any prior choice of Successor Owner, but does not change the designation of the Beneficiary or the Annuitant.

      If ownership is transferred (except to the Owner's spouse) because the Owner dies before the Annuitant, the Cash Value generally must be distributed to the Successor Owner within five years of the Owner's death, or payments must be made for a period certain or for the Successor Owner's lifetime so long as any period certain does not exceed that Successor Owner's life expectancy, if the first payment begins within one year of the Owner's death.

Entire Policy

      The Policy and any endorsements thereon and the Policy application constitute the entire contract between PFL and the Owner. All statements in the application are representations and not warranties. No statement will cause the Policy to be void or to be used in defense of a claim unless contained in the application.

Deferment of Payment and Transfers

      Payment of any amount due from the Mutual Fund Account in respect of a surrender, the Death Benefit or the death of the Owner of a Nonqualified Policy generally will occur within seven business days from the date the Written Notice (and any other required documentation or information) is received, except that PFL may be permitted to defer such payment from the Mutual Fund Account if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or (3) the SEC permits a delay for the protection of Owners. In addition, transfers of amounts from the Subaccounts may be deferred under these circumstances.

      Certain delays and restrictions apply to transfers of amounts out of the Fixed Account. See page 26 of the Policy Prospectus.

Misstatement of Age or Sex

      If the age or sex of the Annuitant has been misstated, PFL will change the annuity benefit payable to that which the Premium Payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by PFL shall be paid in full with the next payment due such person or the Beneficiary. The dollar amount of any overpayment made by PFL due to any misstatement shall be deducted from payments subsequently accruing to such person or Beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the Annuitant may be established at any time by the submission of proof satisfactory to PFL.

Reallocation of Annuity Purchase Values After the Annuity Commencement Date

      After the Annuity Commencement Date, the Policy Owner may reallocate the value of a designated number of Annuity Units of a Subaccount of the Mutual Fund Account then credited to a Policy into an equal value of Annuity Units of one or more other Subaccounts of the Mutual Fund Account, or the Fixed Account. The reallocation shall be based on the relative value of the Annuity Units of the Account(s) or Subaccount(s) at the end of the Business Day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the Annuity Units in the Account or Subaccount from which the transfer is being made. If the monthly income of the Annuity Units remaining in an Account or Subaccount after a reallocation is less than $10, PFL reserves the right to include the value of those Annuity Units as part of the transfer. The request must be in writing to PFL's Administrative and Service Office. There is no charge assessed in connection with such reallocation. PFL reserves the right to limit the number of times a reallocation of Annuity Purchase Value may be made in any given Policy Year.

Assignment

      During the lifetime of the Annuitant the Policy Owner may assign any rights or benefits provided by the Policy. An assignment will not be binding on PFL until a copy has been filed at its Administrative and Service Office. The rights and benefits of the Policy Owner and Beneficiary are subject to the rights of the assignee. PFL assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

      Unless the Policy Owner so directs by filing written notice with PFL, no Beneficiary may assign any payments under the Policy before they are due. To the extent permitted by law, no payments will be subject to the claims of any Beneficiary's creditors.

Evidence of Survival

      PFL reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until PFL receives such evidence.

Non-Participating

      The Policy will not share in PFL's surplus earnings; no dividends will be paid.

Amendments

      No change in the Policy is valid unless made in writing by PFL and approved by one of PFL's officers. No Registered Representative has authority to change or waive any provision of the Policy.

      PFL reserves the right to amend the Policies to meet the requirements of the Code, regulations or published rulings. A Policy Owner can refuse such a change by giving Written Notice, but a refusal may result in adverse tax consequences.

                               FEDERAL TAX MATTERS

Tax Status of the Policy

      Diversification Requirements. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. ss. 1.817-5) apply a diversification requirement to each of the Subaccounts of the Mutual Fund Account. The Mutual Fund Account, through the Underlying Funds and their Portfolios, intends to comply with the diversification requirements of the Treasury. PFL has entered into agreements regarding participation in the Endeavor Series Trust and WRL Series Fund, Inc. that require the Underlying Funds and their Portfolios to be operated in compliance with the Treasury regulations.

           Owner Control. In certain circumstances, owners of variable annuity contracts may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contractowner's gross income. Several years ago, the IRS state in published rulings that a variable contract owner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of underlying assets."

           The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contractowners were not owners of separate account assets. For example, the Owner of a Policy has the choice of one or more Subaccounts in which to allocate premiums and Policy Values, and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in policyowners being treated as the owners of the assets of the Mutual Fund Account. In addition, PFL does not know what standards will be set forth, if any, in the regulations or rulings with the Treasury Department has stated it expects to issue. PFL therefore reserves the right to modify the Policies as necessary to attempt to prevent the policyowners from being considered the owners of a pro rata share of the assets of the Mutual Fund Account.

      Distribution Requirements. The Code also requires that Nonqualified Policies contain specific provisions for distribution of Policy proceeds upon the death of any Owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such Policies provide that if any Owner dies on or after the Annuity Commencement Date and before the entire interest in the Policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such Owner's death. If any Owner dies before the Annuity Commencement Date, the entire interest in the Policy must generally be distributed within 5 years after such Owner's date of death or be used to purchase an immediate annuity under which payments will begin within one year of such Owner's death and will be made for the life of the Beneficiary or for a period not extending beyond the life expectancy of the Beneficiary. However, if upon such Owner's death prior to the Annuity Commencement Death, such Owner's surviving spouse becomes the sole new Owner under the Policy, then the Policy may be continued with the surviving spouse as the new Owner. If any Owner is not a natural person, then for purposes of these distribution requirements, the primary Annuitant shall be treated as the Owner and any death or change of such primary Annuitant shall be treated as the Death of the Owner. The Nonqualified Policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Policies satisfy all such Code requirements. The provisions contained in the Policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Taxation of PFL

      PFL at present is taxed as a life insurance company under part I of Subchapter L of the Code. The Mutual Fund Account is treated as part of PFL and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. PFL does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Mutual Fund Account retained as part of the reserves under the Policy. Based on this expectation, it is anticipated that no charges will be made against the Mutual Fund Account for federal income taxes. If, in future years, any federal income taxes are incurred by PFL with respect to the Mutual Fund Account, PFL may make a charge to the Mutual Fund Account.

                              INVESTMENT EXPERIENCE

      An "Investment Experience Factor" is used to determine the value of Accumulation Units and Annuity Units, and to determine annuity payment rates.


Accumulation Units

      Upon allocation to the selected Subaccount of the Mutual Fund Account, Premium Payments are converted into Accumulation Units of the Subaccount. The number of Accumulation Units to be credited is determined by dividing the dollar amount allocated to each Subaccount by the value of an Accumulation Unit for that Subaccount as next determined after the Premium Payment is received at the Administrative and Service Office or, in the case of the initial Premium Payment, when the Policy application is completed, whichever is later. The value of an Accumulation Unit was arbitrarily established at $1 (except the WRL Growth Subaccount which was established at $10) at the inception of each Subaccount. Thereafter, the value of an Accumulation Unit is determined as of the close of trading on each day the New York Stock Exchange and PFL's Administrative and Service Office are open for business.

      An index (the "Investment Experience Factor") which measures the investment performance of a Subaccount during a Valuation Period is used to determine the value of an Accumulation Unit for the next subsequent Valuation Period. The Investment Experience Factor may be greater or less than or equal to one; therefore, the value of an Accumulation Unit may increase, decrease or remain the same from one Valuation Period to the next. The Policy Owner bears this investment risk. The Net Investment Performance of a Subaccount and deduction of certain charges affect the Accumulation Unit Value.

      The Investment Experience Factor for any Subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

            (a) is the net result of:

                  (1) the net asset value per share of the shares held in the
            Subaccount determined at the end of the current Valuation Period, plus

                  (2) The per share amount of any dividend or capital gain
            distribution made with respect to the shares held in the Subaccount if the ex-dividend date occurs during the current Valuation Period, plus or minus

                  (3) a per share charge or credit for any taxes determined by
            PFL to have resulted from the investment operations of the Subaccount.

            (b) is the net result of:

                  (1) the net asset value per share of the shares held in the
            Subaccount determined as of the end of the immediately preceding Valuation Period, plus or minus

                  (2) the per share charge or credit for taxes pertaining to the immediately preceding Valuation Period for which PFL has created a reserve; and

            (c) is the charge for Mortality and Expense Risk during the Valuation Period (equal on an annual basis to 1.25% for both the 5% Annually Compounding Death Benefit and the Annual Step-Up Death Benefit and 1.10% for the Return of Premium Death Benefit) of the daily net asset value of the Subaccount, plus the .15% Administrative Charge plus the Distribution Financing Charge of .15%. The Distribution Financing Charge is assessed only during the first seven Policy Years. The cumulative amount of the Distribution Financing Charge, plus the Surrender Charge, will never exceed 8.5% of the cumulative Premium Payments for a Policy.

              Illustration of Accumulation Unit Value Calculations

                    Formula and Illustration for Determining
                        the Investment Experience Factor

             Assume either the 5% Annually Compounding Death Benefit
                or the Annual Step-Up Death Benefit is in effect

Investment Experience Factor = (A + B - C) - F
                                            (D - E)

Where:     A =       The Net Asset Value of an Underlying Fund share as of the
                     end of the current Valuation Period. Assume A = $11.57

           B = The per share amount of any dividend or capital gains distribution since the end of the immediately preceding Valuation Period.
                     Assume B = 0

           C = The per share charge or credit for any taxes reserved for at the end of the current Valuation Period.
                     Assume C = 0

           D = The Net Asset Value of an Underlying Fund share at the end of the immediately preceding Valuation Period.
                     Assume D = $11.40

           E = The per share amount of any taxes reserved for at the end of the immediately preceding Valuation Period.
                     Assume E = 0

           F =       The daily deduction for the Mortality and Expense Risk
                     Fee, the Administrative Charge, and the Distribution Financing Charge, which totals 1.55% on an annual basis for the first seven years and 1.40% thereafter.
                     On a daily basis, F equals .0000421409 for the first seven years, and .0000380909 thereafter.

Then, the Investment Experience Factor = (11.57 + 0 - 0) - .0000421409 = Z = 1.0148701398 for the first seven years and
                                         ---------------
                                           (11.40 - 0)

                                         (11.57 + 0 - 0) - .0000380909 = 1.0148741898 thereafter.
                                         --------------------------------------------------------
                                           (11.40 - 0)


Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A x B

Where:     A =       The Accumulation Unit Value for the immediately preceding
                     Valuation Period. Assume = $ X

           B = The Net Investment Factor for the current Valuation Period. Assume = Y

Then, the Accumulation Unit Value = $ X x Y = $ Z

Annuity Unit Value And Annuity Payment Rates

      The amount of Variable Annuity Payments will vary with Annuity Unit Values. Annuity Unit Values rise if the net investment performance of the Subaccount exceeds the assumed interest rate of 5% annually. Conversely, Annuity Unit Values fall if the net investment performance of the Subaccount is less than the assumed rate. The value of a variable Annuity Unit in each Subaccount was established at $1.00 on the date operations began for that Subaccount. The value of a variable Annuity Unit on any subsequent Business Day is equal to (a) multiplied by (b) multiplied by (c), where:

            (a) is the variable Annuity Unit Value on the immediately preceding
                Business Day;

            (b) is the net investment factor of the valuation period; and

            (c) is the investment result adjustment factor for the valuation period.

      The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual Assumed Investment Return. The valuation period is the period from the close of the immediately preceding Business Day to the close of the current Business Day.

      The net investment factor for the Policy used to calculate the value of a variable Annuity Unit in each Subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

            (i) is the result of:

                  (1) the net asset value of a fund share held in the Mutual
            Fund Account for that Subaccount determined at the end of the current valuation period; plus

                  (2) the per share amount of any dividend or capital gain
            distributions made by the fund for shares held in the Mutual Fund Account for that Subaccount if the ex-dividend date occurs during the valuation period.

            (ii) is the net asset value of a fund share held in the Mutual Fund Account for that Subaccount determined as of the end of the immediately preceding valuation period.

            (iii) is a factor representing the Mortality and Expense Risk Fee, the Administrative Charge and the Distribution Financing Charge (only applies during the first seven policy years and only applies before the Annuity Commencement Date). This factor is equal, on an annual basis and assuming the Distribution Financing Charge is still applicable, to 1.55% for the 5% Annually Compounding Death Benefit and the Annual Step-Up Death Benefit (1.40% for the Return of Premium Death Benefit) of the daily net asset value of a fund share held in the Mutual Fund Account for that Subaccount.

The dollar amount of subsequent Variable Annuity Payments will depend upon changes in applicable Annuity Unit Values.

      The annuity payment rates vary according to the Annuity Option elected and the sex and adjusted age of the Annuitant at the Annuity Commencement Date. The Policy also contains a table for determining the adjusted age of the Annuitant.



               Illustration of Calculations for Annuity Unit Value
                          and Variable Annuity Payments



   Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A x B x C

Where:     A =       Annuity Unit Value for the immediately preceding Valuation
                     Period.
                     Assume = $ X

           B = Investment Experience Factor for the Valuation Period for which the Annuity Unit Value is being calculated.
                     Assume = Y

           C = A factor to neutralize the assumed interest rate of 5% built into the Annuity Tables used.
                     Assume = Z

Then, the Annuity Unit Value is: $ X x Y x Z = $ Q


                 Formula and Illustration for Determining Amount
                    of First Monthly Variable Annuity Payment

First Monthly Variable Annuity Payment =     A   x B
                                          ------
                                          $1,000


Where:     A =       The Annuity Purchase Value as of the Annuity Commencement
                     Date.


                     Assume = $ X

           B = The Annuity purchase rate per $1,000 based upon the option selected, the sex and adjusted age of the Annuitant according to the tables contained in the Policy.

                     Assume = $ Y

Then, the first Monthly Variable Annuity Payment =  $    X    x $ Y = $ Z
                                                      -------
                                                       1,000

         Formula and Illustration for Determining the Number of Annuity
           Units Represented by Each Monthly Variable Annuity Payment

Number of Annuity Units =  A
                          ---
                           B

Where:     A =       The dollar amount of the first monthly Variable Annuity
                     Payment.

                     Assume   = $ X

           B = The Annuity Unit Value for the Valuation Date on which the first monthly payment is due.

                     Assume   = $ Y

Then, the number of Annuity Units =  $ X  = Z
                                     ---
                                     $ Y

                             STATE REGULATION OF PFL

      PFL is subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering the operation of PFL for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine PFL's contract liabilities and reserves so that the Division may determine the items are correct. PFL's books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, PFL is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                 ADMINISTRATION

      PFL performs administrative services for the Policies. These services include issuance of the Policies, maintenance of records concerning the Policies, and certain valuation services.

                               RECORDS AND REPORTS

      All records and accounts relating to the Mutual Fund Account will be maintained by PFL. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, PFL will mail to all Policy Owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Policy Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                          DISTRIBUTION OF THE POLICIES

      The Policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the Policies is continuous and PFL does not anticipate discontinuing the offering of the Policies. However, PFL reserves the right to discontinue the offering of the Policies.

      AEGON USA Securities, Inc., an affiliate of PFL, will be the principal underwriter of the Policies. AEGON USA Securities, Inc. has entered into agreements with broker-dealers for the distribution of the Policies. During 1996, 1995, and 1994, the amount paid to AEGON USA Securities, Inc. and/or the broker-dealers for their services was $19,668,001, $13,569,474, and $19,983,219, respectively.

                                CUSTODY OF ASSETS

      The assets of each of the Subaccounts of the Mutual Fund Account are held by PFL. The assets of each of the Subaccounts of the Mutual Fund Account are segregated and held separate and apart from the assets of the other Subaccounts and from PFL's general account assets. PFL maintains records of all purchases and redemptions of shares of the Underlying Funds held by each of the Subaccounts. Additional protection for the assets of the Mutual Fund Account is afforded by PFL's fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of PFL.

                           HISTORICAL PERFORMANCE DATA

Money Market Yields

      PFL may from time to time disclose the current annualized yield of the TCW Money Market Subaccount, which invests in the TCW Money Market Portfolio, for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the TCW Money Market Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit of the TCW Money Market Subaccount at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a Policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the Administrative Charges; and (ii) the Mortality and Expense Risk Fee and Distribution Financing Charge. Current Yield will be calculated according to the following formula:

                     Current Yield = ((NCS-ES)/UV) x (365/7)

Where:

NCS = The net change in the value of the Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

ES   =  Per unit expenses of the Subaccount for the 7-day period.

UV   =  The unit value on the first day of the 7-day period.

      Because of the charges and deductions imposed under a Policy, the yield for the TCW Money Market Subaccount will be lower than the yield for the TCW Money Market Portfolio. The yield calculations do not reflect the effect of any premium taxes or Surrender Charges that may be applicable to a particular Policy. Surrender Charges range from 7% to 0% of the amount of premium withdrawn based on the number of years since payment of the premium.

      PFL may also disclose the effective yield of the TCW Money Market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

           Effective Yield = (1 + ((NCS - ES) / UV))/365/7/ - 1

Where:

NCS = The net change in the value of the Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

ES   =  Per unit expenses of the Subaccount for the 7-day period.

UV   =  The unit value on the first day of the 7-day period.

      The yield on amounts held in the TCW Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The TCW Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the TCW Money Market Portfolio, the types and quality of portfolio securities held by the TCW Money Market Portfolio and its operating expenses. For the seven days ended December 31, 1996, the yield of the TCW Money Market Subaccount was 2.73%, and the effective yield was 2.76%.

Other Subaccount Yields

      PFL may from time to time advertise or disclose the current annualized yield of one or more of the Subaccounts of the Mutual Fund Account (except the TCW Money Market Subaccount) for 30-day periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the Subaccount less Subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, (iii) compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the Subaccount include (i) the Administrative Charge and (ii) the Mortality and Expense Risk Fee and Distribution Financing Charge. The 30-day yield is calculated according to the following formula:

                Yield = 2 x ((((NI - ES)/(U x UV)) + 1)/6/- 1)

Where:

NI   =  Net investment income of the Subaccount for the 30-day period attributable to the Subaccount's unit.

ES   =  Expenses of the Subaccount for the 30-day period.

U    =  The average number of units outstanding.

UV   =  The unit value at the close (highest) of the last day in the 30-day period.

      Because of the charges and deductions imposed by the Mutual Fund Account, the yield for a Subaccount of the Mutual Fund Account will be lower than the yield for its corresponding Portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular Policy. Surrender Charges range from 7% to 0% of the amount of premium withdrawn based on the number of years since payment of the premium.

      The yield on amounts held in the Subaccounts of the Mutual Fund Account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

Total Returns

      PFL may from time to time also advertise or disclose total returns for one or more of the Subaccounts of the Mutual Fund Account for various periods of time. One of the periods of time will include the period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

      Total returns will be calculated using Subaccount Unit Values which PFL calculates on each Business Day based on the performance of the Subaccount's underlying Portfolio, and the deductions for the Mortality and Expense Risk Fee, the Distribution Financing Charge, and the Administrative Charges. Total return calculations will reflect the effect of Surrender Charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                            P(1 + T)/n/ = ERV

Where:

T =   The average annual total return net of Subaccount recurring charges.

ERV = The ending redeemable value of the hypothetical account at the end of the period.

P =   A hypothetical initial payment of $1,000.

N =   The number of years in the period.

Other Performance Data

      PFL may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format except that the Surrender Charge percentage will be assumed to be 0%.

      PFL may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the Surrender Charge percentage will be 0%.

                               CTR = (ERV / P) - 1

Where:

CTR = The cumulative total return net of Subaccount recurring charges for the period.

ERV = The ending redeemable value of the hypothetical investment at the end of the period.

P =   A hypothetical initial payment of $1,000.

      All non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required period, is also disclosed.

Hypothetical Performance Data

      From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the Mutual Fund Account commenced operations. Such performance information for the Subaccounts will be calculated based on the performance of the various Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Portfolios, with the level of Policy charges that were in effect at the inception of the Subaccounts.

                                  LEGAL MATTERS

      Legal advice relating to certain matters under the federal securities laws applicable to the issue and sale of the Policies has been provided to PFL by Sutherland, Asbill & Brennan L.L.P., of Washington D.C.

                              INDEPENDENT AUDITORS

      The Financial Statements of PFL as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and the Financial Statements of PFL Endeavor Variable Annuity Account (which comprises a portion of the PFL Endeavor VA Separate Account) at December 31, 1996, and for each of the two years in the period then ended, included in this Statement of Additional Information have been audited by Ernst & Young LLP, Independent Auditors, Des Moines, Iowa.

                                OTHER INFORMATION

      A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the Policies discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.


                              FINANCIAL STATEMENTS

      The values of the interest of Policy Owners in the Mutual Fund Account will be affected solely by the investment results of the selected Subaccount(s). Financial Statements of PFL Endeavor Variable Annuity Account (which comprises a portion of the PFL Endeavor VA Separate Account) are contained herein. The Financial Statements of PFL, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of PFL to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Mutual Fund Account.

PART C       OTHER INFORMATION


ITEM 24.     FINANCIAL STATEMENTS AND EXHIBITS

        (a)  Financial Statements

             All required financial statements will be included in a future amendment.

        (b)  Exhibits:  The following exhibits are filed herewith:

             (1)  (a)  Resolution of the Board of Directors of PFL Life
                       Insurance Company authorizing establishment of the Mutual Fund Account. Note 1.

                  (b)  Authorization Changing Name of the Mutual Fund Account.
                       Note 9.

             (2)       Not Applicable.

             (3)  (a)  Principal Underwriting Agreement by and between PFL Life
                       Insurance Company, on its own behalf and on the behalf of the Mutual Fund Account, and MidAmerica Management Corporation. Note 3.

                  (b) Form of Broker/Dealer Supervision and Sales Agreement by and between MidAmerica Management Corporation and the Broker/Dealer. Note 3.

             (4)  (a)  Form of Policy for the Endeavor Variable Annuity. Note 3.

                  (b)  Form of Policy Endorsement (Required Distributions). Note
                       3.

                  (c)  Form of Policy Endorsement (Death Benefits). Note 4.

                  (d)  Form of Policy Endorsement (Nursing Care). Note 7.

                  (e)  Form of Policy Endorsement (Death Benefit). Note 8.

                  (f)  Form of Policy for the Endeavor Variable Annuity. Note
                       10.

                  (g)  Form of Policy Endorsement (Nursing Care). Note 10.

             (5)       Form of Application for the Endeavor Variable Annuity.
                       Note 11.

             (6)  (a)  Articles of Incorporation of PFL Life Insurance Company.
                       Note 3.

                  (b)  Bylaws of PFL Life Insurance Company. Note 3.

             (7)       Not Applicable.

             (8)  (a)  Participation Agreement by and between PFL Life Insurance
                       Company and Endeavor Series Trust. Note 3.

                  (b)  Participation Agreement with WRL Series Fund, Inc. Note
                       5.

                  (c) Administrative Services Agreement by and between PFL Life Insurance Company and State Street Bank and Trust Company (assigned to Vantage Computer Systems, Inc.). Note 2.

                  (d) Amendment and Assignment of Administrative Services Agreement. Note 3.

                  (e)  Second Amendment to Administrative Services Agreement.
                       Note 4.

                  (f) Termination Notice of Administrative Services Agreement by and between PFL Life Insurance Company and Vantage Computer Systems, Inc. Note 10.

             (9)  (a)  Opinion and Consent of Counsel. Note 2.

                  (b)  Consent of Counsel. Note 2.

             (10) (a)  Consent of Independent Auditors. Note 11.

                  (b)  Opinion and Consent of Actuary. Note 10.

             (11)      Not Applicable.

             (12)      Not Applicable.

             (13)      Performance Data Calculations. Note 7.

             (14) Powers of Attorney (P.S. Baird, W.L. Busler, P.E. Falconio, D.C. Kolsrud, R.J. Kontz). Note 6.
                       (Craig D. Vermie) Note 9. (Brenda K. Clancy) Note 10.

     Note 1. Filed with the initial filing of this Form N-4 Registration Statement (File No. 33-33085 on January 23, 1990.

     Note 2. Filed with Pre-Effective Amendment No. 1 to this Form N-4 Registration Statement (File No. 33-33085) on April 9, 1990.

     Note 3. Filed with Post-Effective Amendment No. 2 to this Form N-4 Registration Statement (File No. 33-33085) on April 1, 1991.

     Note 4. Filed with Post-Effective Amendment No. 3 to this Form N-4 Registration Statement (File No. 33-33085) on April 29, 1992.

     Note 5. Filed with Post-Effective Amendment No. 5 to this Form N-4 Registration Statement (File No. 33-33085) on April 30, 1993.

     Note 6. Filed with Post-Effective Amendment No. 6 to this Form N-4 Registration Statement (File No. 33-33085) on January 28, 1994.

     Note 7. Filed with Post-Effective Amendment No. 7 to this Form N-4 Registration Statement (File No. 33-33085) on March 29, 1994.

     Note 8. Filed with Post-Effective Amendment No. 10 to this Form N-4 Registration Statement (File No. 33-33085) on April 27, 1995.

     Note 9. Filed with Post-Effective Amendment No. 11 to this Form N-4 Registration Statement (File No. 33-33085) on April 24, 1996.

     Note 10.     Filed herewith.

     Note 11.     To be filed in a future Amendment.

ITEM 25.     DIRECTORS AND OFFICERS OF THE DEPOSITOR

                                           PRINCIPAL POSITIONS
NAME AND                                     AND OFFICES WITH
BUSINESS ADDRESS                                DEPOSITOR
----------------                                ---------
       William L. Busler                   Director, Chairman of
       4333 Edgewood Road, N.E.            the Board and President
       Cedar Rapids, IA 52499

       Patrick S. Baird                    Director, Senior Vice President
       4333 Edgewood Road, N.E.            and Chief Financial
       Cedar Rapids, IA 52499              Officer

       Craig D. Vermie                     Director
       4333 Edgewood Road, N.E.            Vice President,
       Cedar Rapids, IA 52499              Secretary, and Corporate
                                           Counsel

       Douglas C. Kolsrud                  Director, Vice President
       4333 Edgewood Road, N.E.            and Corporate Actuary
       Cedar Rapids, IA 52499

       Robert J. Kontz                     Vice President and
       4333 Edgewood Road, N.E.            Controller
       Cedar Rapids, IA 52499

       Patrick E. Falconio                 Director, Senior Vice
       4333 Edgewood Road, N.E.            President  and Chief
       Cedar Rapids, IA 52499              Investment Officer

       Brenda K. Clancy                    Vice President
       4333 Edgewood Road, N.E.            Treasurer and Chief
       Cedar Rapids, IA 52499              Financial Officer

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT



                                                    ---------------------------
                                                          VERENIGING AEGON
                                                      NETHERLANDS MEMBERSHIP
                                                            ASSOCIATION
                                                    ---------------------------
                                                                 +
                                                                       53.00%
                                                    ---------------------------
                                                            AEGON N.V.
                                                      NETHERLANDS CORPORATION
                                                    ----------------------------
                                                                 +
                                  ++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                  +                        +                         +                           +
                                         100%                      100%                      100%                           100%
                        ----------------------  ------------------------  ------------------------  -----------------------------
                         AEGON Netherland N.V.  AEGON INTERNATIONAL N.V.  AEGON NEWAK HOLDING S.V.  GRONINGER FINANCIERINGEN B.V.
                        Netherlands Corporation  Netherlands Corporation   Netherlands Corporation     Netherlands Corporation
                        ----------------------  ------------------------  ------------------------  -----------------------------
                                                           +
                                                 DE
                                                 -------------------
                                                     VOTING TRUST
                                                 Trustees: K.J. Storm
                                                  Donald J. Sheperd
                                                    H.B. Van Wild
                                                    Dennis Hersch
                                                 -------------------
                                                           +
                                                 DE            100%
                                                 -------------------
                                                  AEGON U.S. HOLDING
                                                     CORPORATION
                                                 -------------------
                                                     +     +
                  ++++++++++++++++++++++++++++++++++++     +
                  +                              IA            100%(1)
                  +                              -------------------
                  +                                AEGON USA, INC.
                  +                              -------------------
                  +                                        +
                  +                     +++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  +                     +                                                     +
                  +              MD          100%                                         MD
                  +              -----------------                                        ------------
                  +               FIRST AUSA LIFE                                         AUSA HOLDING
                  +              INSURANCE COMPANY                                           COMPANY
                  +              -----------------                                        ------------
                  +                      +                                                    +
                  +                      +                                ++++++++++++++++++++++++++++++++++++++++++++++
                  +                      +                                +                               ++
                  +                      +                       MD              100%      IA       100%      DE
                  +                      +                       --------------------      -------------  ++  ----------------------
                  +                      +                        MONUMENTAL GENERAL       AUSA FINACIAL +++  DIVERSIFIED INVESTMENT
                  +                      +                       INSURANCE GROUP, INC  ++   MARKETS, INC. ++       ADVISORS, INC.
                  +                      +                       --------------------   +  -------------  ++  ----------------------
NJ           100% + NY                   +    MD           100%                         +                 ++
----------------- + -------------------  +    -----------------                         +                 ++
   SHORT HILLS    + AUSA LIFE INSURANCE +++    MONUMENTAL LIFE                          +  IA     100%    ++   DE               100%
MANAGEMENT COMPANY+   COMPANY, INC       +    INSURANCE COMPANY++   MD            100%  +  -----------    ++   ---------------------
----------------- + -------------------  +    ----------------- +   ------------------- +  UNIVERSAL      ++   DIVERSIFIED INVESTORS
                  +                      +                      +   MONUMENTAL GENERAL  +   BENEFITS   +++++++    SECURITIES CORP.
                  +                      +                      +   ADMINISTRATORS, INC.+   CORPORATION   ++   --------------------
                  +                      +    MD          100%  +   ------------------- +                 ++
NY                +   -----------------  +    ----------------- +                       +  -----------    ++
----------------  +    LIFE INVESTORS    +    MONUMENTAL GENERAL+          +            +                 ++       IA          100%
CORPA REINSURANCE +   INSURANCE COMPANY  +    CASUALTY COMPANY  +                       +  IA    100%     ++       ----------------
    COMPANY      ++ ++   OF AMERICA     ++    ----------------- +   MD           100%   +  ----------  ++++++++       AEGON USA
----------------  ++  -----------------  +    MD         100%   +   -----------------   +  INVESTORS      ++  +++  SECURITIES, INC.
                  ++                     +    ---------------   +   EXECUTIVE MANAGE-   +  WARRANTY       ++  +    ----------------
IN          100%  ++ ------------------- +    UNITED FINACIAL   +   MENT AND CONSULT-   +  OF AMERICA,    ++  +
----------------  +++BANKERS UNITED LIFE +     SERVICES, INC. +++   ANT SERVICES, INC.+ +     INC.        ++  +
AEGON MANAGEMENT ++  ASSURANCE COMPANY +++    ---------------   +   -----------------   +  ----------     ++  +   MD
    COMPANY       +  ------------------- +                      +   MD            100%  +  IA       100%  ++  +   -----------------
----------------  +                      +    AZ           (*)  +   ------------------  +  -------------  ++  +++ AEGON USA MANAGED
                  +   -----------------  +    ----------------  +   MONUMENTAL GENERAL+ +  MASSACHUSETTS  ++       PORTFOLIOS INC.
DE           100% +       PFL LIFE    ++++    BANKERS FINACIAL  +   MASS MARKETING INC.    FIDELTY TRUST +++      -----------------
----------------- +   INSURANCE COMPANY  +     LIFE INSURANCE +++   -------------------       COMPANY     ++
RCC NORTH AMERICA +   -----------------  +        COMPANY       +                          ------------   ++
      INC.       ++ AZ      100%  VOTING +    ----------------  +                      DE           100%  ++   IA            100%
----------------- +             CHAIRMAN      MD        100%    +                     ------------------  ++   ------------------
                    ---------------------+    --------------    +                     MONEY SERVICES, INC.++++  AMERICAN FORUM FOR
                    SOUTHWEST EQUITY LIFE+    THE WHITESTONE    +                     ------------------- ++   FISCAL FITNESS, INC.
                      INSURANCE COMPANY+++      CORPORATION +++++                     CA             100%      -------------------
                    ---------------------+    --------------                          ------------------- ++      IN        100%
            AZ 100% Voting Chairman (2)  +   IA            100%                       ZAHORIK COMPANY INC+++      --------------
            -----------------------      +   ------------------                       --------------------++       SUPPLEMENTAL
               IOWA FIDELITY LIFE        +++ CADET HOLDING CORP                                 +         ++        INSURANCE
               INSURANCE COMPANY         +   ------------------                             AL    100%    ++       DIVISION INC.
            -----------------------      +                                                  ----------    +++++++ --------------
                  OH               100%  +                                                   ZCI, INC.    ++      MI            100%
                  ---------------------                                                     ---------     +++++++ ------------------
                   WESTERN RESERVE LIFE  +                             +++++++++++++++++++++++++++++++++++++      CREDITOR RESOURCES
             ++++ ASSURANCE CO. OF OHIO+++  DE                         +                                  ++             INC.
             +    ---------------------     ---------------            +                                  ++      ------------------
             +        ---------------       INTERSECURITIES+++++++++++++                                  ++             +
             ++++++++ WRL SERIES FUND  ++++++    INC.     +++++        +                                  ++      CN           100%
                            INC.       +    ---------------   +        +                                  ++    -------------------
                      ---------------  +                      +        +                                  ++       CRC CREDITOR
                         MA            +  CA          100%    +        +   MN                100%               RESOURCES CANADIAN
                         ---------     +  ----------------    +        +  ------------------------        ++    DEALER NETWORK, INC.
                         IDEX FUND++++++    ISI INSURANCE     +        +      AUSA INSTITUTIONAL  ++++++++++    -------------------
                         ---------     +   AGENCY INC. AND+++++        +  MARKETING PARTNERS, INC.         ++
                                       +  ITS SUBSIDIARIES    +        +  ------------------------        ++    IA             100%
                       MA              +  ----------------    +        +     MN          100%             ++   --------------------
                       -----------     +  MN             100% +        +     ----------------             ++++  AEGON USA INVEST-
                         IDEX II +++++++  ------------------- +        +     COLORADO ANNUITY+++++++++++++++   MENT MANAGEMENT, INC.
                       SERIES FUND     +  ASSOCIATED MARINER ++        +        AGENCY INC.                +   ---------------------
                       -----------     + FINANCIAL GROUP, INC.+++       +     ----------------              +    IA        100%(12)
                       MA              +  -------------------  +       +                                    +    -----------------
                       -----------     +  MI           100%            +                                   +++++ AEGON USA REALTY
                       IDEX FUND 3 +++++  -----------------    +       +                                    ++++   ADVISORS, INC.
                       -----------     +  MARINER FINANCIAL+++++       +                                    +   -----------------
                                       +   SERVICES, INC.      +       +                                    +      DE     100%
                                       +  -----------------    +       +                                    +      -----------
                                       +                       +       +                                    +++++++  QUANTRA
                                       +   MI            100%  +       +                                    +      CORPORATION
                                       +   ------------------  +       +                                    +      -----------
                                       +   MARINER'S PLANNING  +       +                                    +          +
                                       +     CORPORATION       +       +                                    +    DE          100%
                                       +   ------------------  +       +                                    +    ----------------
                                       +                       +       +                                    +    QUANTRA SOFTWARE
                                       + MI          100%(10)  +       +                                    +       CORPORATION
                                       + -------------------   +       +                                    +    ----------------
                                       + ASSOCIATED MARINER    +       +                                    +   IA         100%
                                       + AGENCY INC. AND ITS++++       +                                    +   ---------------
                                       +     SUBSIDIARIES      +       +                                    ++++LANDAUER REALTY
                                       + -------------------   +       +                                    +    ADVISORS, INC.
                                       +  MI          100%     +       +                                    +   ---------------
                                       +  ----------------     +       +                                    +     DE          100%
                                       +  MARINER MORTGAGE     +       +                                    +     ----------------
                                       +      CORP.       ++++++       +                                    ++++++   LANDAUER
                                       +  ----------------             +                                    +     ASSOCIATES, INC.
                                       +                               +                                    +     ----------------
                                       +    FL        100%             +                                    +      IA          100%
                                       +    --------------             +                                    +      ----------------
                                       +     IDEX INVESTOR +++++++++++++                                    ++++++ AEGON USA REALTY
                                       +++++SERVICES, INC.             +                                    +       MANAGEMENT, INC
                                       +    --------------             +                                    +      ----------------
                                       +     DE       50%(7)           +                                    +     IA        100%(11)
                                       +     ---------------           +                                    +     ------------------
                                       +     IDEX MANAGEMENT,+++++++++++                                    +++++ REALTY INFORMATION
                                       ++++       INC.                                                                SYSTEMS, INC.
                                             ---------------                                                      ------------------
                                                                                                                IA           (4)
                                                                                                                ----------------
                                                                                                                 USP REAL ESTATE++++
                                                                                                                INVESTMENT TRUST   +
                                                                                                                ----------------   +
                                                                                                                              (5)  +
                                                                                                                -----------------  +
                                                                                                                CEDAR INCOME FUND+++
                                                                                                                      LTD.
                                                                                                                -----------------

See Footnotes Page 2

Effective January 1, 1997


Page 2

Footnotes

(1) 150,000 shares of Class B Non-Voting Common Stock owned by Ennia Reinsurance Antilles N.V.

(2) Ordinary common stock is allowed 60% of total cumulative vote. Participating common stock is allowed 40% of total cumulative vote.

(3) Denotes relationships as advisor, administrator, sponsor, underwriter or general partner.

(4) First AUSA Life Insurance Company owns 12.89%. PFL Life Insurance Company owns 13.11%. Bankers United Life Assurance Company owns 4.86%.

(5) PFL Life Insurance Company owns 16.73%. Bankers United Life Assurance Company owns 3.77%. Life Investors Insurance Company of America owns 3.38%. AEGON USA Realty Advisors, Inc. owns 1.97%. First AUSA Life Insurance Company owns .18%.

(6) Class B Common stock is allocated 75% of total cumulative vote. Class A Common stock is allocated 25% of total cumulative vote.

(7) 50% of Idex Management, Inc. is owned by Janus Capital Corporation, a Colorado corporation.

(8) RCC Group: FGH Realty Credit Corp., FGH USA, Inc., RCC North America, Inc., FGH USA Realty, Inc., FGH Eastern Region, Inc., FGH Appraisal Services, Inc., FGH Western Region, Inc., ALH Properties, Inc., First FGP, Inc., Second FGP, Inc., Third FGP, Inc., Fourth FGP, Inc., Fifth FGP, Inc., Sixth FGP, Inc., Seventh FGP, Inc., FGP Midwood, Inc., FGP Parsippany, Inc., ALH Properties Two, Inc., ALH Properties Three, Inc., ALH Properties Four, Inc., ALH Properties Five, Inc., ALH Properties Six, Inc., ALH Properties Seven, Inc., ALH Properties Eight, Inc., ALH Properties Nine, Inc., ALH Properties Ten, Inc., ALH Properties Eleven, Inc., ALH Properties Twelve, Inc., ALH Properties Thirteen, Inc., ALH Properties Fourteen, Inc., ALH Properties Fifteen, Inc., ALH Properties Sixteen, Inc., ALH Properties Seventeen, Inc., FGP Keene, Inc., FGP Broadway, Inc., FGP West Street, Inc., FGP West Street Two, Inc., FGP 90 West Street, Inc., FGP Branford, Inc., FGP Franklin, Inc., FGP Bala, Inc., FGP Twenty-One, Inc., FGP Twenty-Two, Inc., FGP Twenty-Five, Inc., FGP Schenectady, Inc., FGP Country Estates, Inc., FGP Eleventh Street, Inc., FGP 109th Street, Inc., FGP Seventy-Second Street, Inc., FGP Gaithersburg, Inc., FGP West 32nd Street, Inc., FGP Beekman, Inc., Dutch Hotel Management, Inc., FGP Landmark, Inc., FGP Islandia, Inc., FGP Bridgeport, Inc., FGP Varick, Inc., The RCC Group, Inc., FGP Union Gardens, Inc., FGP Burkewood, Inc., FGP Stamford, Inc., FGP Meadow Lane, Inc., FGP Main Street, Inc., FGP Property Services, Inc., FGP Merrick, Inc., FGP West 14th Street, Inc., FGP 106 Fulton, Inc., FGP Bush Terminal, Inc., FGP Northern Boulevard, Inc., FGP Seventh Avenue, Inc., FGP Parsons, Inc., FGP City Hall, Inc., FGP West 88th Street, Inc., FGP Lincoln, Inc., FGP Emerson, Inc., FGP Brooke, Inc., FGP 86th Street, Inc., FGP Edison, Inc., FGP Rider Avenue, Inc., FGP Remsen, Inc., FGP Rockbeach, Inc., FGP Carter Drive, Inc., FGP Centereach, Inc., FGP Colonial Plaza, Inc., FGP Coram, Inc., FGP Herald Center, Inc., Eighty Six Yorkville, Inc.

(9) Subsidiaries of ISI Insurance Agency, Inc. are: ISI Insurance Agency of Ohio, Inc., ISI Insurance Agency of Massachusetts, Inc., and ISI Insurance Agency of Texas, Inc.

(10) Subsidiaries of Associated Mariner Agency, Inc. are Associated Mariner Agency of Hawaii, Inc., Associated Mariner Insurance Agency of Massachusetts, Inc., Associated Mariner Agency Ohio, Inc., Associated Mariner Agency Texas, Inc., and Associated Mariner Agency New Mexico, Inc.

(11) Owns 50% interest in DJA Partners (a.k.a. "Teleres"), a Delaware general partnership. Also owns 10% interest in Datalytics, Inc., an Ohio corporation.

(12) Owns 49% of Quantra Consulting, Inc., a Delaware corporation.


*Includes qualifying shares for Directors.

AEGON USA, Inc. - Holding Company

Life Investors Insurance Company of America - Insurance

International Life Investors Insurance Company - Insurance

Transunion Casualty Company - Insurance

Investors Warranty of America, Inc. - Provider of automobile extended maintenance contracts

Supplemental Insurance Division, Inc. - Insurance

Creditor Resources, Inc. - Credit Insurance

AEGON USA Investment Management, Inc. - Investment Advisor

AEGON USA Realty Advisors, Inc. - Provides real estate administrative and real estate investment services

AEGON USA Realty Management, Inc. - Real Estate Management

AEGON USA Securities, Inc. - Broker-Dealer

AEGON USA Managed Portfolios, Inc. - Mutual Fund

USP Real Estate Investment Trust - Real Estate Investment Trust

Cedar Income Fund, Ltd. - Real Estate Investment Trust

First AUSA Life Insurance Company - Insurance

Bankers United Life Assurance Company - Insurance

Universal Benefits Corporation - Third party administrator

Massachusetts Fidelity Trust Company - Trust company

Money Services, Inc. - Provides financial counseling for employees and agents of affiliated companies

Zahorik Company, Inc. - Broker-Dealer

Cadet Holding Corp. - Holding company

ISI Insurance Agency, Inc. - Broker/Dealer

Southwest Equity Life Insurance Company - Insurance

Iowa Fidelity Life Insurance Company - Insurance

The Whitestone Corporation - Insurance agency

Monumental Life Insurance Company - Insurance

United Financial Services, Inc. - General agency

Monumental General Insurance Group, Inc. - Holding company

Monumental General Administrators, Inc. - Provides management services to unaffiliated third party administrator

Executive Management and Consultant Services, Inc. - Provides actuarial consulting services

Monumental General Mass Marketing, Inc. - Marketing arm for sale of mass marketed insurance coverages

Bankers Financial Life Insurance Company - Insurance

Monumental General Casualty Company - Insurance

AUSA Holding Company - Holding company

JLW Financial Management Systems, Inc. - Management and Administrative
Services

ZCI, Inc. - Insurance agency

AUSA Financial Markets, Inc. - Marketing

CRC Creditor Resources Canadian Dealer Network Inc. - Insurance agency

American Forum For Fiscal Fitness, Inc. - Marketing

Western Reserve Life Assurance Co. of Ohio - Insurance

Landauer Realty Advisors, Inc. - Real estate counseling

Landauer Associates, Inc. - Real estate counseling

WRL Series Fund, Inc. - Mutual fund

Intersecurities, Inc. - Broker-dealer

Idex Investor Services, Inc. - Shareholder services

Idex Management, Inc. - Investment advisor

Idex Total Income Trust - Mutual fund

Idex Fund - Mutual fund

Idex II Series Fund - Mutual fund

Idex Fund 3 - Mutual fund

AUSA Life Insurance Company, Inc. - Insurance

Diversified Investment Advisors, Inc. - Registered Investment Advisor

Diversified Investors Securities Corp. - Broker-Dealer

Associated Mariner Financial Group, Inc. - Holding company management services

Mariner Financial Services, Inc. - Broker/Dealer

Mariner/ISI Planning Corporation - Financial planning

Associated Mariner Agency, Inc. - Insurance agency

Mariner Mortgage Corp. - Mortgage origination

AUSA Institutional Marketing Group, Inc. - Insurance Agency

Colorado Annuity Agency, Inc. - Insurance agency

Realty Information Systems, Inc. - Information Systems for real estate investment management

Melson and Associates, Inc. - Real estate financial management consulting

ITEM 27.     NUMBER OF POLICYOWNERS

             As of December 31, 1996, there were 19,013 Owners of the Policies.

ITEM 28.     INDEMNIFICATION

        The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.     PRINCIPAL UNDERWRITER

             AEGON USA Securities, Inc.
             4333 Edgewood Road, N.E.
             Cedar Rapids, Iowa  52499

             The directors and officers of
             AEGON USA Securities, Inc.
             are as follows:5


Patrick E. Falconio                             Lisa Wachendorf
Director                                        Vice President

William L Busler                                Linda Gilmer
Director                                        Vice President and Treasurer


Brenda K. Clancy                                Donna M. Craft
Director                                        Vice President

Robert A. Thelen                                Frank A. Camp
Senior Vice-President                           Secretary

Lorri E. Mehaffey                               Shelley Davenport
President                                       Assistant Vice President

Billy J. Berger
Vice President and Assistant Treasurer

_____________________


/5/ The principal business address of each person listed is AEGON USA Securities, Inc., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

Commissions and Other Compensation Received by Principal Underwriter.

   AEGON USA Securities, Inc. and/or the broker-dealers received $19,668,001 from the Registrant during the last fiscal year for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

ITEM 30.     LOCATION OF ACCOUNTS AND RECORDS

             The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by PFL Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

ITEM 31.     MANAGEMENT SERVICES.

             All management Policies are discussed in Part A or Part B.

ITEM 32.     UNDERTAKINGS

             (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Policy may be accepted.

             (b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

             (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to PFL at the address or phone number listed in the Prospectus.

             (d) PFL Life Insurance Company hereby represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

        PFL represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

STATEMENT PURSUANT TO RULE 6C-7:  TEXAS OPTIONAL RETIREMENT PROGRAM

        PFL and the Mutual Fund Account rely on 17 C.F.R. Sec. 270.6c-7, and represent that the provisions of that Rule have been or will be complied with.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 27th day of February, 1997.



                                               PFL ENDEAVOR VA SEPARATE
                                               ACCOUNT

                                               PFL LIFE INSURANCE COMPANY
                                               Depositor

                                               /s/ William L. Busler
                                               ----------------------------
                                               William L. Busler
                                               President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures                      Title                 Date
----------                      -----                 ----

/s/ Patrick S. Baird            Director              February 27, 1997
-----------------------
Patrick S. Baird

/s/ Craig D. Vermie             Director              February 27, 1997
-----------------------
Craig D. Vermie

/s/ William L. Busler           Director              February 27, 1997
-----------------------
William L. Busler        (Principal Executive Officer)

/s/ Patrick E. Falconio         Director              February 27, 1997
-----------------------
Patrick E. Falconio

/s/ Douglas C. Kolsrud          Director              February 27, 1997
-----------------------
Douglas C. Kolsrud

/s/ Robert J. Kontz             Vice President and    February 27, 1997
-----------------------         Corporate Controller
Robert J. Kontz

/s/ Brenda K. Clancy            Treasurer             February 27, 1997
-----------------------
Brenda K. Clancy

                                                                Registration No.
                                                                       33-33085



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                ---------------

                                   EXHIBITS

                                      TO

                                   FORM N-4

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                                      FOR

                     PFL ENDEAVOR VARIABLE ANNUITY ACCOUNT

                                ---------------

                                 EXIBIT INDEX
                                 ------------


Exhibit No.            Description of Exhibit                           Page No.
-----------            ----------------------                           --------


(4)(f)                 Form of Policy for the Endeavor Variable Annuity.

(4)(g)                 Form of Policy Endorsement. (Nursing Care)

(8)(f) Termination Notice of Adminstrative Services Agreement by and between PFL Life Insurance Company and Vantage Computer Systems, Inc.

(10)(b)                Opinion and Consent of Actuary

(14)                   Powers of Attorney








--------------------------
 .Page numbers included only in mannually executed original.